Exhibit 99.1

TRUST INDENTURE

DATED AS OF THE 26TH DAY OF AUGUST, 2009

AMONG

BAYTEX ENERGY TRUST, AS ISSUER

AND

BAYTEX ENERGY LTD., BAYTEX OIL & GAS LTD., BAYTEX ENERGY PARTNERSHIP, BAYTEX MARKETING LTD. AND BAYTEX ENERGY USA LTD., AS GUARANTORS

AND

VALIANT TRUST COMPANY

PROVIDING FOR THE ISSUE OF DEBT SECURITIES

4.5	Registers Open for Inspection	38
4.6	Exchanges of Debt Securities	38
4.7	Closing of Registers	38
4.8	Charges for Registration, Transfer and Exchange	39
4.9	Ownership of Debt Securities	39

ARTICLE 5 REDEMPTION AND PURCHASE OF DEBT SECURITIES		40
5.1	Redemption of Debt Securities	40
5.2	Places of Payment	40
5.3	Partial Redemption	40
5.4	Notice of Redemption	41
5.5	Debt Securities Due on Redemption Dates	41
5.6	Deposit of Redemption Monies or Trust Units	41
5.7	Failure to Surrender Debt Securities Called for Redemption	42
5.8	Cancellation of Debt Securities Redeemed	42
5.9	Purchase of Debt Securities for Cancellation	42

ARTICLE 6 COVENANTS OF THE TRUST		43
6.1	Payment of Principal, Premium, If Any, and Interest	43
6.2	Existence	43
6.3	Payment of Taxes and Other Claims	43
6.4	Maintenance of Properties	44
6.5	Insurance	44
6.6	Statement by Officers As to Default	44
6.7	Provision of Reports and Financial Statements	44
6.8	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock	44
6.9	Limitation on Restricted Payments	45
6.10	Purchase of Debt Securities upon a Change of Control	48
6.11	Limitation on Certain Asset Sales	48
6.12	Limitation on Transactions with Affiliates	50
6.13	Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries	50
6.14	Limitation on Liens	51
6.15	Unrestricted Subsidiaries	51
6.16	Guarantees of Indebtedness by Restricted Subsidiaries	52
6.17	Limitation on Conduct of Business	52
6.18	Waiver of Covenants	52

ARTICLE 7 DEFAULT AND ENFORCEMENT		52
7.1	Events of Default	52
7.2	Acceleration of Maturity; Rescission and Annulment	53
7.3	Collection of Indebtedness and Suits for Enforcement by Indenture Trustee	54
7.4	Indenture Trustee May File Proofs of Claim	55
7.5	Indenture Trustee May Enforce Claims Without Possession of Debt Securities	55
7.6	Application of Monies by Indenture Trustee	55
7.7	No Suits by Debtholders	56
7.8	Unconditional Right of Debtholders to Receive Principal, Premium and Interest	57
7.9	Restoration of Rights and Remedies	57
7.10	Rights and Remedies Cumulative	57
7.11	Delay or Omission Not Waiver	57
7.12	Control by Debtholders	57
7.13	Notice of Event of Default	58
7.14	Waiver of Default	58
7.15	Waiver of Stay or Extension Laws	58
7.16	Undertaking for Costs	59
7.17	Judgment Against the Trust	59
7.18	Immunity of Indenture Trustee and Others	59
7.19	Notice of Payment by Indenture Trustee	59

7.20	Indenture Trustee May Demand Production of Debt Securities	59

ARTICLE 8 SATISFACTION AND DISCHARGE		59
8.1	Cancellation and Destruction	59
8.2	Release from Covenants	60
8.3	Non-Presentation of Debt Securities	60
8.4	Repayment of Unclaimed Monies or Trust Units	61
8.5	Discharge	61
8.6	Defeasance	61
8.7	Continuance of Rights, Duties and Obligations	62

ARTICLE 9 MEETINGS OF DEBENTUREHOLDERS		62
9.1	Right to Convene Meeting	62
9.2	Notice of Meetings	63
9.3	Chairman	64
9.4	Quorum	64
9.5	Power to Adjourn	65
9.6	Voting	65
9.7	Show of Hands	65
9.8	Poll	65
9.9	Proxies	65
9.10	Persons Entitled to Attend Meetings	66
9.11	Powers Exercisable by Extraordinary Resolution	66
9.12	Powers Cumulative	67
9.13	Minutes	67
9.14	Instruments in Writing	68
9.15	Binding Effect of Resolutions	68
9.16	Evidence of Rights of Debtholders	68
9.17	Concerning Serial Meetings	68

ARTICLE 10 SUCCESSORS TO THE TRUST		69
10.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets	69
10.2	Vesting of Powers in Successor	69

ARTICLE 11 CONCERNING THE DEBENTURE INDENTURE TRUSTEE		69
11.1	No Conflict of Interest	69
11.2	Replacement of Indenture Trustee	70
11.3	Duties of Indenture Trustee	70
11.4	Reliance Upon Declarations, Opinions, etc.	70
11.5	Evidence and Authority to Indenture Trustee, Opinions, etc.	71
11.6	Officers’ Certificates Evidence	72
11.7	Experts, Advisers and Agents	72
11.8	Indenture Trustee May Deal in Debt Securities	72
11.9	Investment of Monies Held by Indenture Trustee	72
11.10	Indenture Trustee Not Ordinarily Bound	73
11.11	Indenture Trustee Not Required to Give Security	73
11.12	Indenture Trustee Not Bound to Act on Trust’s Request	73
11.13	Conditions Precedent to Indenture Trustee’s Obligations to Act Hereunder	73
11.14	Authority to Carry on Business	73
11.15	Compensation and Indemnity	74
11.16	Acceptance of Trust	74

ARTICLE 12 SUPPLEMENTAL INDENTURES		74
12.1	Supplemental Indentures	74

ARTICLE 13 NOTICES		75
13.1	Notice to Trust	75
13.2	Notice to Debtholders	75
13.3	Notice to Indenture Trustee	76

13.4	Mail Service Interruption	76

ARTICLE 14 GUARANTEE		76
14.1	Application	76
14.2	Guarantees	76
14.3	Guarantee Absolute	77
14.4	Waivers	78
14.5	Subrogation	79
14.6	No Waiver; Remedies	79
14.7	Continuing Guarantee; No Right of Set-Off; Independent Obligation	79
14.8	Guarantors May Consolidate, Etc., on Certain Terms	79
14.9	Releases	80
14.10	Severability	81

ARTICLE 15 EXECUTION AND FORMAL DATE		81
15.1	Execution	81
15.2	Contracts of the Trust	81
15.3	Formal Date	82

THIS INDENTURE made as of the 26th day of August, 2009.

AMONG:

BAYTEX ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trust”)

AND

BAYTEX ENERGY LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Baytex” or the “Corporation”)

AND

BAYTEX, BAYTEX OIL & GAS LTD., BAYTEX ENERGY PARTNERSHIP, BAYTEX MARKETING LTD. and BAYTEX ENERGY USA LTD., as guarantors

AND

VALIANT TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry on business in the Province of Alberta (hereinafter called the “Indenture Trustee”)

WITNESSETH THAT:

WHEREAS the Trust considers it desirable for its investment purposes to create and issue Debt Securities from time to time in the manner provided in this Indenture;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Indenture and in the Debt Securities, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)           “1933 Act” means the United States Securities Act of 1933, as amended.

(b)           “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries:

(i)            existing at the time such Person is amalgamated, merged with or into the Trust or becomes a Restricted Subsidiary; or

(ii)           assumed in connection with the acquisition of assets from such Person;

provided that any Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such Person is merged with or into the Trust, becomes a Restricted Subsidiary or such assets are acquired from such Person shall not be Acquired Indebtedness;

(c)           “Adjusted Consolidated Net Tangible Assets” means, without duplication, as of the date of determination:

(i)            the sum of: (a) discounted future net cash flows from the proved oil and gas reserves of the Trust and its Restricted Subsidiaries calculated in accordance with Applicable Securities Legislation using a discount rate of 10% but before any federal, provincial or foreign income taxes, as estimated by the Trust’s independent petroleum engineers in a reserve report prepared as of the end of the Trust’s most recently completed fiscal year for which audited financial statements are available, increased and/or decreased, as the case may be, as described in clause (b); (b) the capitalized costs that are attributable to the oil and gas properties of the Trust and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Trust’s books and records as of a date no earlier than the date of the Trust’s latest annual or quarterly financial statements; (c) the Net Working Capital on a date no earlier than the date of the Trust’s latest annual or quarterly financial statements; and (d) the greater of:

(A)          the net book value of other tangible assets of the Trust and its Restricted Subsidiaries, including without duplication, Investments in unconsolidated Restricted Subsidiaries, on a date no earlier than the date of the Trust’s latest annual or quarterly financial statements, and

(B)           the appraised value, as estimated by independent appraisers, of other tangible assets of the Trust and its Restricted Subsidiaries, including, without duplication, Investments in unconsolidated Restricted Subsidiaries, as of the date no earlier than the date of the Trust’s latest audited financial statements, minus

(ii)           the sum of

(A)          minority interests;

(B)           any net gas balancing liabilities of the Trust and its Restricted Subsidiaries reflected in the Trust’s latest annual financial statements,

(iii)          to the extent included in the clause (i)(a) above, the discounted future net cash flows, calculated in accordance with Applicable Securities Legislation using a discount rate of 10%, but before any federal, provincial or foreign income taxes and utilizing the prices utilized in the Trust’s and its Restricted Subsidiaries’ year-end reserve report, attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Trust and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, and

(iv)          the discounted future net cash flows, calculated in accordance with Applicable Securities Legislation but before any federal, provincial or foreign income taxes, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future cash flows specified in clause (i)(a) above, would be necessary to fully satisfy payment obligations of the Trust and its Restricted Subsidiaries with respect to Dollar-Denominated Production payments on the schedules specified with respect thereto.

Discounted future net cash flows will be increased pursuant to clauses (i) and (ii) below and decreased pursuant to clauses (iii) and (iv) below, as of the date of determination, by the estimated discounted future net cash flows, calculated in accordance with Applicable Securities Legislation using a discount rate of 10% but before any federal, provincial or foreign income taxes and utilizing the prices utilized in such year-end reserve report referred to in clause (i)(a) above, from:

(i)            estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report,

(ii)           estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development, exploitation, production or other activities,

(iii)          estimated proved oil and gas reserves produced or disposed of since such year-end, and

(iv)          estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development, exploitation, production or other activities.

In the case of each of the determinations made pursuant to clauses (i) through (iv) immediately above, such increases and decreases shall be as estimated by the Trust’s internal petroleum engineers, except that in the event there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net cash flows utilized for purposes of clauses (i)(a) through (i)(d) shall be confirmed in writing by a Canadian nationally recognized firm of independent petroleum engineers;

(d)           “Adjusted Net Assets” has the meaning set forth in Section 14.2(c);

(e)           “Affiliate” of any Person means an affiliated company of such Person, such term having the meaning attributed to it in the Securities Act (Alberta) and, in the case of the Trust, the meaning shall be read as through the Trust were a company;

(f)            “Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada;

(g)           “Asset Sale” means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a “transfer”) by the Trust or a Restricted Subsidiary, directly or indirectly, in one transaction or a series of related transactions, of:

(i)            any Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Trust or a Restricted Subsidiary); or

(ii)           all or substantially all of the properties and assets of the Trust and its Restricted Subsidiaries representing a division or line of business; or

(iii)          any other properties or assets of the Trust or any Restricted Subsidiary, other than in the ordinary course of business.

For the purposes of this definition, the term “Asset Sale” shall not include any transfer of properties or assets:

(A)          that is governed by the provisions of Article 10;

(B)           between or among the Trust and its Restricted Subsidiaries pursuant to transactions that do not violate any other provision of this Indenture;

(C)           to any Person to the extent it constitutes a Restricted Payment that is permitted under Section 6.9;

(D)          consisting of inventory or worn-out, obsolete or permanently retired equipment and facilities; or

(E)           that constitutes a Permitted Investment; or

(F)           in connection with any SIFT Reorganization.

(h)           “Asset Sale Offer” has the meaning set forth in Section 6.11(c);

(i)            “Asset Sale Purchase Date” has the meaning set forth in Section 6.11(d);

(j)            “Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other Canadian federal or provincial law relating to the relief of debtors;

(k)           “Banks” means the banks and other financial institutions that from time to time are lenders under the Senior Secured Credit Facilities;

(l)            “Beneficial Debtholder” means any person who holds a beneficial interest in Global Debt Securities as shown on the books of the Depository or a Participant;

(m)          “Board of Directors” means, as the context requires, either the board of directors of the Trust (or of its manager or administrator on its behalf) or a Guarantor, if any, as the case may be, or any duly authorized committee of that board;

(n)           “Board Resolution” means, as the context requires, a copy of a resolution certified by any officer of the Trust (or of its manager or administrator on its behalf), to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Indenture Trustee;

(o)           “Book Entry Only Debt Securities” means Debt Securities of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository;

(p)           “Borrowing Base” means the borrowing base under the Senior Secured Credit Facilities, which may include any other covenant in such Senior Secured Credit Facilities which limits the amount of Indebtedness the Trust and its Subsidiaries may incur or have outstanding;

(q)           “Business Day” means any day other than a Saturday, Sunday or any other day that the Indenture Trustee in Calgary, Alberta is not generally open for business;

(r)            “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP;

(s)           “Capital Stock” of any Person means any and all shares, partnership interests, trust units, participations, rights in or other equivalents of, or interests in, the equity of such Person, but excluding any debt securities convertible into such equity which, for certainty, shall include Convertible Debentures;

(t)            “Cash Equivalents” means:

(i)            any evidence of Indebtedness with a term to maturity of one year or less issued or directly and fully guaranteed or insured by Canada or the United States or any agency or instrumentality of Canada or the United States or any province or agency thereof (provided that the full faith and credit of Canada or the United States or any province thereof, as the case may be, is pledged in support thereof, and provided, further, that any province of Canada must be rated, as the case may be, at least “R-1” by DBRS Limited (in the case of a Canadian provincial issuer);

(ii)           certificates of deposit or acceptances with a term to maturity of one year or less of, and overnight bank deposits with, any Canadian chartered bank or financial institution that is a member of the United States Reserve System having combined capital and surplus and undivided profits of not less than $500 million or the equivalent in U.S. dollars;

(iii)          commercial paper with a term to maturity of 180 days or less issued by a corporation that is not an Affiliate of the Trust and is organized under the laws of Canada or any province thereof or, any state of the United States and rated at least A 1 by S&P or at least P 1 by Moody’s or at least “R-1” by DBRS Limited (in the case of a Canadian issuer); and

(iv)          funds which invest exclusively in any combination of the foregoing;

(u)           “CDS” means CDS Clearing and Depository Securities Limited and its successors;

(v)           “Change of Control” means the occurrence of any one of the following: (i) all or substantially all of the property, assets and undertaking of the Trust on a consolidated basis becomes the property of any other Person who is not an Affiliate of the Trust; or (ii) a Person who is not an Affiliate of the Trust, or group of such Persons acting jointly or in concert, acquires Trust Units (and/or securities convertible into Trust Units, as applicable) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such Person or group of Persons) greater than 50% of the Trust Units, as applicable, except where the event described in (i) or (ii) is pursuant to, or as a result of, any SIFT Reorganization;

(w)          “Change of Control Offer” has the meaning set forth in Section 6.10;

(x)            “Change of Control Payment Date” has the meaning set forth in Section 6.10;

(y)           “Closing Date” means the date on which Debt Securities are originally issued under this Indenture;

(z)            “Consolidated Cash Flow from Operations” means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clause (iii) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

(i)            the Trust’s and its Restricted Subsidiaries’ federal, provincial, local and foreign future income tax expense for such period accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sale or dispositions outside the ordinary course of business and provided that current income tax expense determined in accordance with GAAP shall not be included), plus

(ii)           the Trust and its Restricted Subsidiaries’ depletion, depreciation and amortization expense for such period, plus

(iii)          site restoration costs plus any other non-cash charges for such period (including any non-cash charges related to a ceiling test write-down required under GAAP) and minus non-cash credits for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business, provided that income tax expense, depletion, depreciation and amortization expense and non-cash charges and credits of a Restricted Subsidiary will be included in Consolidated Cash Flow from Operations only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period;

(aa)         “Consolidated Debt” means, at any time, Indebtedness of the Trust and its Restricted Subsidiaries, other than Hedging Obligations, at such time as determined on a consolidated basis in accordance with GAAP and as shown on the Trust’s most recent annual audited or quarterly unaudited balance sheets; provided, however, that Consolidated Debt shall not include Convertible Debentures;

(bb)         “Consolidated EBITDA” means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clauses (iv) and (v) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

(i)            Fixed Charges for such period, plus

(ii)           the federal, provincial and foreign income tax expense of the Trust and its Restricted Subsidiaries for such period paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), plus

(iii)          the depletion, depreciation and amortization expense of the Trust and its Restricted Subsidiaries for such period, plus

(iv)          site restoration costs, plus

(v)           any other non-cash charges for such period (including any non-cash charges related to a ceiling test write-down required under GAAP) and minus non-cash credits for such period, other than non cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business;

provided that income tax expense, depletion, depreciation and amortization expense and non cash charges and credits of a Restricted Subsidiary shall be included in Consolidated EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period;

(cc)         “Consolidated Net Income” means, for any period, the net income (or net loss) of the Trust and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

(i)            any net after tax extraordinary gains or losses (less all fees and expenses relating thereto);

(ii)           any net after tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales;

(iii)          the net income (but not the net loss) of any Person (other than the Trust or a Restricted Subsidiary), in which the Trust or any Restricted Subsidiary has an equity interest, except that the aggregate amount of dividends or other distributions actually paid to the Trust or any Restricted Subsidiary in cash during such period will be included in such Consolidated Net Income;

(iv)          the net income (or loss) of any Person acquired by the Trust or any Restricted Subsidiary in a “pooling of interests” transaction attributable to any period prior to the date of such acquisition;

(v)           the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is at the date of determination restricted, directly or indirectly, except that the aggregate amount of such net income that could be paid to the Trust or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise will be included in such Consolidated Net Income; and

(vi)          any non-cash charges related to a ceiling test write down under GAAP;

and in each case as adjusted for the pro forma net income of material acquisitions or dispositions (including Restricted Subsidiaries acquired or disposed of in such period) in such period on the basis that such acquisition or disposition occurred on the first day of such period;

(dd)         “Consolidated Net Worth” means, at any date of determination, the unitholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Trust and its Restricted Subsidiaries together with the principal amount of any outstanding Convertible Debentures, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Trust and less, to the extent included in calculating such shareholders’ equity of the Trust and its Restricted Subsidiaries, the shareholders’ equity attributable to Unrestricted Subsidiaries, each item to be determined in conformity with GAAP;

(ee)         “Convertible Debentures” means, with respect to the Trust, convertible subordinated debentures issued by the Trust which have all of the following characteristics:

(i)            the obligations under, pursuant to relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of the Trust, and no Restricted Subsidiary shall have provided a guarantee or any financial assistance in respect of any of such obligations;

(ii)           an initial final maturity, or due date in respect of repayment of principal, which is after the final stated Maturity of each Debt Security issued hereunder in effect at the time such debentures are issued;

(iii)          no scheduled or mandatory payments, redemptions or purchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Trust Units as contemplated in (vii) below and other than on a change of control of the Trust where a Change of Control of the Trust also occurs) prior to the final stated Maturity of each Debt Security issued hereunder in effect at the time such debentures are issued;

(iv)          upon and during the continuance of any Default or Event of Default:

(A)          all amounts payable by the Trust in respect of principal, Premium (if any), interest of other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to the Debt Securities; and

(B)           no enforcement steps and proceedings may be commenced in respect of such debentures;

(v)           upon any distribution of the assets of the Trust on any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit creditors or any other marshalling of the assets and liabilities of the Trust, or otherwise), any and all obligations arising under the Debt Securities shall first be paid in full in cash, or provisions made for such payment, before any payment by the Trust is made on account of principal, Premium (if any), interest or other obligations payable in regard to such debentures;

(vi)          a Default, Event of Default, acceleration of time for repayment under the Debt Securities shall not in and of itself:

(A)          cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(B)           cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated Maturity thereof;

(vii)         payments of principal due and payable under, pursuant or related to such debentures can be satisfied, at the option of the Trust, by issuing and delivering Trust Units in accordance with the indenture or agreement governing such debentures; and

(viii)        payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Trust and in accordance with the indenture or agreement governing such debenture, by payment of the proceeds of the issue and sale of Trust Units resulting from a bid process whereby the trustee under the indenture or agreement governing such debentures:

(A)          accepts delivery from the Trust for such Trust Units ;

(B)           accepts bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion; and

(C)           uses the proceeds received from such sale of Trust Units to satisfy such interest,

where the acceptance of any such bid in accordance with (B) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units equalling the interest due on the applicable Interest Payment Date, and including, for certainty, the convertible debentures issued under the trust indenture dated June 6, 2005 between the Trust, Baytex and Valiant Trust Company;

(ff)           “Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Indenture Trustee or retained or employed by the Trust and acceptable to the Indenture Trustee;

(gg)         “Currency Agreements” means, with respect to any Person, any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by such Person or any of its Restricted Subsidiaries in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates;

(hh)         “Debt Securities” means the debentures, notes or other evidence of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, and includes Global Debt Securities and for greater certainty, the Series A Debentures;

(ii)           “Debtholders” or “holders” means the Persons for the time being entered in the register for Debt Securities as registered holders of Debt Securities payable to a named payee or any transferees of such Persons by endorsement or delivery;

(jj)           “Debtholders Request” means an instrument signed in one or more counterparts by the holder or holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities or, in respect of an Event of Default or other matter, that has occurred which is applicable only to one or more series of Debt Securities, an instrument signed in one or more counterparts by the holders of not less than 25% of the aggregate principal amount of such series of Debt Securities, in each case requesting the Indenture Trustee to take the action or proceeding specified therein;

(kk)         “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default;

(ll)           “Depository” means CDS and such other Person as is designated in writing by the Trust and acceptable to the Indenture Trustee to act as depository in respect of any series of Book Entry Only Debt Securities;

(mm)       “Disqualified Stock” means any class or series of Capital Stock, other than Trust Units, that either by its terms, or by the terms of any security into which it is convertible or exchangeable or by contract or otherwise:

(i)            is, or upon the happening of an event or passage of time would be, required to be redeemed on or prior to any such final stated Maturity of any of the Debt Securities;

(ii)           is redeemable at the option of the holder thereof at any time on or prior to such final Stated Maturity; or

(iii)          at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time on or prior to such final Stated Maturity,

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions therein giving holders thereof the right to cause the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to any stated Maturity of the Debt Securities will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favourable to the holders of such Capital Stock than the provisions contained in Sections 6.10 and 6.11 and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such stock pursuant to such provision prior to the Trust’s repurchase of such of the Debt Securities as are required to be repurchased pursuant to Sections 6.10 and 6.11;

(nn)         “Dollar-Denominated Production Payments” means production payment obligations of the Trust or a Restricted Subsidiary recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith;

(oo)         “Event of Default” has the meaning ascribed thereto in Section 7.1;

(pp)         “Excess Proceeds” has the meaning set forth in Section 6.11(b);

(qq)         “Exchangeable Shares” means exchangeable shares of Baytex which are exchangeable into Trust Units;

(rr)           “Exchanged Properties” means properties or assets used or useful in the Oil and Gas Business received by the Trust or a Restricted Subsidiary, whether directly or indirectly through the acquisition of the Capital Stock of a Person holding such assets so that such Person becomes a Wholly-Owned Restricted Subsidiary of the Trust, in trade or as a portion of the total consideration for such other properties or assets;

(ss)         “Extraordinary Resolution” means, for the Debt Securities, a resolution passed as an extraordinary resolution by the affirmative votes of the holders of not less than 66 2/3% of the outstanding aggregate principal amount of Debt Securities represented and voting on a poll at a meeting of Debtholders duly convened for the purpose and held in accordance with the provisions of this Indenture, or in the case of any series of Debt Securities, a resolution passed as an extraordinary resolution by the affirmative votes of the holders of not less than 66 2/3%, represented and voting on a poll at a meeting of Debtholders duly convened for the purpose and held in accordance with the provisions of this Indenture;

(tt)           “fair market value” means (unless the context otherwise requires), with respect to any asset, the price which could be negotiated in an arm’s-length free market transaction, for cash, between an informed and willing seller and an informed and willing buyer, neither of which is under pressure or compulsion to complete the transaction;

(uu)         “Fixed Charge Coverage Ratio” means, for any period, the ratio of Consolidated EBITDA for such period to Fixed Charges for such period;

(vv)         “Fixed Charges” means, for any period, without duplication, the sum of:

(i)            the amount that, in conformity with GAAP, would be set forth opposite the caption “interest expense” (or any like caption) on a consolidated statement of operations of the Trust and its Restricted Subsidiaries for such period, including, without limitation:

(A)          amortization of debt discount;

(B)           the net cost of Interest Rate Agreements (including amortization of discounts);

(C)           the interest portion of any deferred payment obligation;

(D)          amortization of debt issuance costs; and

(E)           the interest component of Capital Lease Obligations; plus

(ii)           cash distributions or dividends paid on Preferred Stock or Disqualified Stock by any Restricted Subsidiary to any Person other than the Trust and its Restricted Subsidiaries; plus

(iii)          all interest on any Indebtedness of any Person guaranteed by the Trust or any of its Restricted Subsidiaries;

provided, however, that Fixed Charges shall not include (i) any gain or loss from extinguishment of debt, including the write-off of debt issuance costs and (ii) the fixed charges of a Restricted Subsidiary to the extent (and in the same proportion) that the net income of such Subsidiary was excluded in calculating Consolidated Net Income pursuant to clause (v) of the definition thereof for such period; and (iii) interest on any Convertible Debentures;

(ww)       “Funding Guarantor” has the meaning set forth in Section 14.2;

(xx)          “generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in Canada, consistently applied, that are in effect on the date of this Indenture;

(yy)         “Global Debt Securities” means Debt Securities representing the aggregate principal amount of a series of Debt Securities and held by, or on behalf of, a Depository;

(zz)          “guarantee” means, as applied to any obligation:

(i)            a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of all or any part of such obligation; and

(ii)           an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limitation, the payment of amounts drawn down under letters of credit;

(aaa)       “Guarantee” means a guarantee of the Debt Securities and substantially in the form provided for herein in Article 15 that is made pursuant to the covenants in Section 6.16;

(bbb)      “Guarantor” means each Restricted Subsidiary that has granted a Guarantee, provided that any Person constituting a Guarantor shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of this Indenture;

(ccc)       “Hedging Obligations” means the obligations of any Person under Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts;

(ddd)      “Indebtedness” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

(i)            every obligation of such Person for money borrowed but excluding, for lack of doubt, any trade accounts payable and accrued liabilities incurred in the ordinary course of business;

(ii)           every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)          every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(iv)          every obligation of such Person issued or assumed as the deferred purchase price of property or services;

(v)           all conditional sale obligations or all obligations under any title retention agreement, but excluding a title retention agreement to the extent it constitutes an operating lease;

(vi)          every Capital Lease Obligation of such Person;

(vii)         all Disqualified Stock of such Person valued at its maximum fixed repurchase price (including, without duplication, accrued and unpaid dividends);

(viii)        all obligations of such Person under or in respect of Hedging Obligations; and

(ix)           every obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed.

For certainty, Indebtedness shall not include Convertible Debentures.  For purposes of this definition, the “maximum fixed repurchase price” of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness is required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Stock;

(eee)       “Indenture Obligations” means the obligations of the Trust and any other obligor hereunder or under the Debt Securities, including the Guarantors, if any, to pay principal of (Premium, if any) and interest on the Debt Securities when due and payable at Maturity, and all other amounts due or to become due under or in connection with this Indenture, the Debt Securities and the performance of all other obligations to the Indenture Trustee (including all amounts due to the Indenture Trustee under Section 11.15) hereof) and the holders under this Indenture and the Debt Securities, according to the terms hereof and thereof;

(fff)         “Indenture Trustee” means Valiant Trust Company in its capacity as trustees under this Indenture and its successors and permitted assigns in such capacity;

(ggg)      “Interest Payment Date” means for, each series of Debt Security, a date specified in a Debt Security as the date on which an instalment of interest on such Debt Security shall become due and payable and which, unless specified otherwise, shall include the Maturity date of each Debt Security;

(hhh)      “Interest Rate Agreements” means any interest rate protection agreements and other types of interest rate hedging agreements including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and other related agreements entered into in the ordinary course of business and designed to protect against or manage exposure to fluctuations in interest rates;

(iii)          “Investment” in any Person means:

(i)            any direct or indirect advance, loan or other extension of credit (including, without limitation, a guarantee) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase, acquisition or ownership of, any Capital Stock, Indebtedness or other securities issued by such

Person, the acquisition (by purchase or otherwise) of all or substantially all of the business or assets of such Person, or the making of any investment of cash or other property in such Person;

(ii)           the designation of any Restricted Subsidiary as an Unrestricted Subsidiary;

(iii)          the transfer of any assets or properties from the Trust or a Restricted Subsidiary to an Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business; and

(iv)          the fair market value of the Capital Stock (or any other Investment), held by the Trust or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary.

Investments exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices;

(jjj)          “Legended Debt Securities” means Debt Securities bearing the legend provided for in Section 2.14;

(kkk)       “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof, but excluding a title retention agreement to the extent it constitutes an operating lease;

(lll)          “Liquid Securities” means securities of an issuer that is not an Affiliate of the Trust, and that are publicly traded on the Toronto Stock Exchange, the London Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Canadian Venture Exchange.  Securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(i)            the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents; and

(ii)           180 days following the date of receipt of such securities.

If such securities, or securities exchangeable for, or convertible into, such securities, are not sold or exchanged for cash or Cash Equivalents within 180 days of receipt thereof, for purposes of determining whether the transaction pursuant to which the Trust or its Restricted Subsidiary received the securities was in compliance with the provisions of Section 6.11, such securities shall not be deemed to have been Liquid Securities until 181 days following the date of receipt of such securities;

(mmm)    “LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any sucessor thereto;

(nnn)      “Material Change” means an increase or decrease, excluding changes that result solely from changes in prices, of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Trust and its Restricted Subsidiaries, calculated in accordance with clause (a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(i)            any acquisitions during the quarter of oil and gas reserves that have been estimated by a Canadian nationally recognized firm of independent petroleum engineers and on which a report or reports exist; and

(ii)           any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the covenant described under Section 6.11;

(ooo)      “Maturity” means, when used with respect to any Debt Security, the date on which the principal of such Debt Security or an instalment of principal becomes due and payable as therein or herein provided, whether at the stated Maturity or by declaration of acceleration, notice of redemption or otherwise;

(ppp)      “Maturity Account” means an account or accounts required to be established by the Trust (and which shall be maintained by and subject to the control of the Indenture Trustee) for each series of Debt Securities issued pursuant to and in accordance with this Indenture;

(qqq)      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

(rrr)         “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations, but only as and when received, in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Trust or any Restricted Subsidiary), net of:

(i)            brokerage commissions and other reasonable fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) related to such Asset Sale;

(ii)           provisions for all taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

(iii)          payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets that are the subject of such Asset Sale;

(iv)          amounts required to be paid to any Person (other than the Trust or any Restricted Subsidiary) owning a beneficial interest in the assets that are subject to the Asset Sale; and

(v)           appropriate amounts to be provided by the Trust or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

(sss)       “Net Working Capital” means, as set forth in the Trust’s consolidated financial statements prepared in accordance with GAAP:

(i)            all of the Trust’s and its Restricted Subsidiaries’ current assets but excluding unrealized gains related to Hedging Obligations and future income taxes; less

(ii)           all of the Trust’s and its Restricted Subsidiaries’ current liabilities, except current liabilities included in Indebtedness, future income taxes and unrealized losses related to Hedging Obligations;

(ttt)         “Non-Recourse Indebtedness” means:

(i)            the Trust’s and any Restricted Subsidiary’s Indebtedness, other than Capital Lease Obligations, incurred in connection with the construction, development or acquisition by the Trust or such Restricted Subsidiary in the ordinary course of business of assets used in the Oil and Gas Business, including office buildings and other real property used by the Trust or such Restricted Subsidiary in conducting the Trust’s or such Restricted Subsidiary’s operations; and

(ii)           any renewals and refinancings of such Indebtedness.

For Indebtedness described in the clauses (i) and (ii) to qualify as Non-Recourse Indebtedness, the holders of such Indebtedness must agree that they will look solely to the fixed assets so constructed, developed or acquired and the proceeds thereof which secure such Indebtedness, subject to customary exceptions such as indemnifications for misrepresentation, environmental, title, fraud and other matters, and neither the Trust nor any Restricted Subsidiary may: (x) be directly or indirectly liable for such Indebtedness, or (y) provide credit support, including any undertaking, guarantee, agreement or instrument that would constitute Indebtedness, other than the grant of a Lien on such constructed, developed or acquired fixed assets and the proceeds therefrom;

(uuu)      “Officers’ Certificate” or “Certificate” means a certificate of the Trust signed by any two authorized officers or directors of Baytex, on behalf of the Trust, in their capacities as officers or directors of Baytex, as the case may be, and not in their personal capacities;

(vvv)      “Oil and Gas Business” means:

(i)            the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties;

(ii)           the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties;

(iii)          any business relating to or arising from exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith;

(iv)          any power generation and electrical transmission business in a jurisdiction within North America where fuel required by such business is supplied, directly or indirectly, from production reserves substantially from blocks in which the Trust or its Restricted Subsidiaries participate; and

(v)           any activity necessary, appropriate or incidental to the activities described in the clauses (i) through (iv);

(www)    “Oil and Gas Hedging Contracts” means any agreement or arrangement, or any combination thereof, relating to oil and gas prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of business for the purpose of limiting or managing risk associated with fluctuations in such prices, costs, differentials or similar factors;

(xxx)        “Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Trust, including an employee of the Trust, and who shall be acceptable to the Indenture Trustee, acting reasonably;

(yyy)      “Participant” has the meaning ascribed to such term in Section 4.2(e);

(zzz)        “Permitted Consideration” has the meaning set forth in Section 6.11;

(aaaa)     “Permitted Indebtedness” means, without duplication:

(i)            Indebtedness of the Trust or any Restricted Subsidiary arising under the Senior Secured Credit Facilities or which constitutes Acquired Indebtedness in an aggregate outstanding principal amount at any time not to exceed the greater of: (i) $515,000,000 (which amount shall be permanently reduced by the amount of Net Cash Proceeds used to permanently repay Indebtedness under any of the Senior Secured Credit Facilities and not subsequently invested in property and assets that will be used in the Oil and Gas Business or used to reduce other Indebtedness outstanding under another of the Senior Secured Credit Facilities pursuant to the provisions of

Section 6.11; (ii) the Borrowing Base; and (iii) 30% of Adjusted Consolidated Net Tangible Assets;

(ii)           Capital Lease Obligations of the Trust or any Restricted Subsidiary, provided that the aggregate amount of Indebtedness under this clause (ii) does not exceed $25,000,000 at any one time outstanding;

(iii)          Indebtedness of the Trust or any Restricted Subsidiary under Purchase Money Obligations, so long as: (i) such Indebtedness is not secured by any property or assets of the Trust or any Restricted Subsidiary other than the property and assets so acquired and the proceeds thereof; (ii) such Indebtedness is created within 90 days of the acquisition of the related property; and (iii) the aggregate amount of outstanding Indebtedness under this clause does not at any time exceed $25,000,000;

(iv)          Non-Recourse Indebtedness;

(v)           Indebtedness of the Trust or any Restricted Subsidiary in respect of Hedging Obligations incurred in the ordinary course of business; provided that, with respect to Interest Rate Agreements, the notional amount of any such Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which the Interest Rate Agreement relates;

(vi)          Indebtedness of the Trust or any Restricted Subsidiary outstanding on the Closing Date, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, other than Indebtedness arising under the Senior Secured Credit Facilities;

(vii)         Guarantees of the Trust or any Restricted Subsidiary in respect of any of the foregoing other than Non-Recourse Indebtedness;

(viii)        Indebtedness not otherwise permitted by the first paragraph of Section 6.8 and any other clause of this definition, in an aggregate principal amount not to exceed $25,000,000 at any one time outstanding,

(collectively, the items described in Clause (i) through to Clause (viii) above, being the “Secured Group Facilities”);

(ix)           Indebtedness owed by the Trust to any Wholly-Owned Restricted Subsidiary or owed by any Restricted Subsidiary to the Trust or a Wholly-Owned Restricted Subsidiary, provided, however, that if the Trust is the obligor on such Indebtedness, such Indebtedness in unsecured; and provided, further, however, that if any such Wholly-Owned Restricted Subsidiary ceases to be (for any reason) a Wholly-Owned Restricted Subsidiary, then this clause shall no longer be applicable to Indebtedness owed by the Trust or any Restricted Subsidiary to such Restricted Subsidiary that was formerly a Wholly-Owned Restricted Subsidiary;

(x)            Indebtedness represented by the Debt Securities and the Guarantees (if any);

(xi)           guarantees by the Trust or any Restricted Subsidiary of Indebtedness that was permitted to be incurred by the provisions of Section 6.8;

(xii)          in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(xiii)         Convertible Debentures and other Subordinated Indebtedness;

(xiv)        Indebtedness of the Trust or any Restricted Subsidiary secured by any Permitted Lien;

(xv)         any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a “refinancing”) of any outstanding Indebtedness incurred pursuant to clause (ix), (xi) and (xiv), including any successive refinancings thereof, so long as (i) any such new Indebtedness is in a principal amount that does not exceed the principal amount so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Trust as necessary to accomplish such refinancing, plus the amount of the expenses of the Trust reasonably estimated to be incurred in connection with such refinancing, (B) in the case of any refinancing of Convertible Debentures or Subordinated Indebtedness of the Trust or, any Guarantors, such new Indebtedness is subordinated to the Debt Securities or the Guarantees, as the case may be, at least to the same extent as the Indebtedness being refinanced and (C) such refinancing Indebtedness has a Weighted Average Life equal to or greater than the Weighted Average Life of the Indebtedness being refinanced and has a final stated Maturity no earlier than the final stated Maturity of the Indebtedness being refinanced.

For purposes of determining compliance with Section 6.8, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described above or is entitled to be incurred pursuant to the Fixed Charge Coverage Ratio provisions of Section 6.8, the Trust will, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with Section 6.8.  Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of Section 6.8;

(bbbb)    “Permitted Investments” means any of the following:

(i)            Investments in Cash Equivalents;

(ii)           Investments by the Trust or any Restricted Subsidiary in another Person, if as a result of such Investment such other Person (i) becomes a Wholly-Owned Restricted Subsidiary or (ii) is merged, amalgamated or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Trust or a Wholly-Owned Restricted Subsidiary;

(iii)          Investments by the Trust or any of the Restricted Subsidiaries in any one of the other of them; provided that any Indebtedness evidencing such Investment is unsecured;

(iv)          Investments existing on the Closing Date;

(v)           Investments made as a result of the receipt of non cash consideration in an Asset Sale permitted under Section 6.11;.

(vi)          Investments consisting of loans and advances to officers and employees of the Trust and any Restricted Subsidiary for reasonable travel, relocation and business expenses in the ordinary course of business for bona fide business purposes not in excess of $5,000,000 at any one time outstanding;

(vii)         Investments the payment for which consists exclusively of Capital Stock (exclusive of Disqualified Stock) of the Trust;

(viii)        Hedging Obligations of the Trust and its Restricted Subsidiaries in compliance with this Indenture;

(ix)           Investments made by the Trust or any of its Restricted Subsidiaries in connection with any SIFT Reorganization;

(x)            Other Investments that do not exceed $25,000,000 in the aggregate at any one time outstanding;

(cccc)     “Permitted Liens” means any of the following:

(i)            Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(ii)           the Lien of any judgment rendered, or claim filed, against the Trust or any Restricted Subsidiary which the Trust or any such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(iii)         Liens imposed or permitted by law such as carriers’ liens, builders’ liens, materialmens’ liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege or charge which the Trust or any Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(iv)          Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Trust or any Restricted Subsidiary or in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Lien which the Trust or such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(v)           Liens incurred or created in the ordinary course of business and in accordance with good oilfield practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour any other owner of such properties or facilities or of any other person conducting or participating in the development or operation of the property to which such Liens relate (including the reclamation, clean-up or abandonment of such properties or facilities), for the Trust’s or any Restricted Subsidiary’s portion of the costs and expenses of such development or operation, provided that such costs or expenses are not due or delinquent or, if due or delinquent, any Liens which the Trust or any such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(vi)          any Lien arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or any by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, which, in each of the foregoing cases, is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that (i) such Lien is limited to the assets that are the subject of the relevant agreement, and (ii) such agreement is entered into in the ordinary course of business;

(vii)         any Lien created by any overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on production in respect of the Trust’s or any Restricted Subsidiary’s oil and gas properties that are entered into with or granted to arm’s length third parties in the ordinary course of business and in accordance with good oilfield practice;

(viii)       Liens for penalties arising under non-participation provisions of operating agreements in respect of the Trust’s or any Restricted Subsidiary’s oil and gas properties if such Liens do not materially detract from the value of any material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;

(ix)          any Lien or trust arising in connection with workers’ compensation, unemployment insurance, pension and employment laws or regulations; and

(x)           without duplication, any Lien permitted by the Senior Secured Credit Facilities;

(dddd)    “Person” means any individual, corporation, limited or general partnership, limited liability company,  joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;

(eeee)     “Preferred Stock” means, with respect to any Person, any and all shares, interests, partnership interests, trust units, participations, or other equivalents (however designated) of such Person’s preferred or preference stock, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such Person but excluding, for certainty, any Trust Units;

(ffff)       “Premium” means, with reference to any Debt Security, the excess of the then applicable Redemption Price of such Debt Security over the principal amount of such Debt Security;

(gggg)    “Principal Operating Subsidiaries” means, at the date of this Indenture, Baytex, Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd.;

(hhhh)    “Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments;

(iiii)        “Purchase Money Obligations” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refunding of any such obligations, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof;

(jjjj)         “Qualified Equity Interest” means any Non-Recourse Indebtedness (other than Convertible Debentures) that is convertible into or exchangeable for Capital Stock);

(kkkk)     “Qualified Stock” of any Person means any and all Capital Stock of such Person, other than Disqualified Stock;

(llll)         “Redemption Date” has the meaning attributed to it in Section 5.4;

(mmmm)                 “Redemption Notice” has the meaning attributed to it in Section 5.4;

(nnnn)    “Redemption Price” has the meaning attributed to it in Section 5.1;

(oooo)    “Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(pppp)    “Restricted Payment” means any of the following:

(i)            the declaration or payment of any dividend on, or the making of any distribution to holders of, any shares of the Capital Stock of the Trust or any Restricted Subsidiary other than: (A) dividends or distributions payable solely in Qualified Equity Interests; (B) dividends or distributions by a Restricted Subsidiary payable to the Trust or another Restricted Subsidiary;

(ii)           the purchase, redemption or other acquisition or retirement for value, directly or indirectly of any shares of Capital Stock (or any options, warrants or other rights to acquire shares of Capital Stock) of: (A) the Trust or any Unrestricted Subsidiary; or (B) any Restricted Subsidiary held by any Affiliate of the Trust (other than, in either case, any such Capital Stock owned by the Trust or any of its Restricted Subsidiaries);

(iii)          the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value, prior to any scheduled principal payment, sinking fund payment or Maturity, of any Subordinated Indebtedness other than the redemption of the outstanding U.S. Dollar denominated 9-5/8% Senior Subordinated Notes due 2010 issued under that certain Indenture dated July 9, 2003;

(iv)          the making of any Investment (other than a Permitted Investment) in any Person; or

(v)           the making of any payment of interest or principal on Convertible Debentures;

(qqqq)    “Restricted Subsidiary” means any Subsidiary, including the Principal Operating Subsidiaries, other than an Unrestricted Subsidiary;

(rrrr)       “Secured Group Facilities” has the meaning specified within the definition of Permitted Indebtedness;

(ssss)     “Senior Secured Credit Facilities” means the amended and restated credit agreement made as of November 29, 2007, among Baytex, the Banks and The Toronto-Dominion Bank, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), as the credit agreement or such other documents may be amended, renewed, extended, substituted, assigned by the agent or any lender, restated, refinanced, restructured, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, renewals, extensions, substitutions, assignments, restatements, refinancings, restructuring, supplements or other modifications of the foregoing (including increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted by Section 6.8, or adding Restricted Subsidiaries as additional borrowers or guarantors thereunder)) of all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders);

(tttt)        “Series A Debentures” has the meaning specified in Section 3.1(a);

(uuuu)    “SIFT Reorganization” means a reorganization pursuant to Section 1.15;

(vvvv)    “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, and its successors;

(wwww) “Subordinated Indebtedness” means Indebtedness of the Trust or a Guarantor that is subordinated in right of payment to the Debt Securities or the Guarantee issued by such Guarantor (if any), as the case may be;

(xxxx)     “Subsidiary” means any Person a majority of the equity ownership or Voting Stock (including, without limitation, partnership interests) of which is at the time owned, directly or indirectly, by the Trust and/or one or more Subsidiaries of the Trust;

(yyyy)    “Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, a series of Debt Securities may be issued in accordance with the terms of Article 12;

(zzzz)    “Trust” means Baytex Energy Trust and includes any successor to or of the Trust, as permitted by the terms hereof;

(aaaaa)   “Trust Order”, “Trust Request”, “Written Direction of the Trust” or “Written Order”,  means an order or direction in writing signed by any one officer or director of Baytex on behalf of the Trust, or the Indenture Trustee, as applicable;

(bbbbb)  “Trust Units” means trust units in the Trust, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, “Trust Units” shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(ccccc)   “Trust’s Auditors” or “Auditors of the Trust” means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(ddddd)  “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(eeeee)   “Unpaid Restricted Payment Funds” means the total amount of Restricted Payments that the Trust and its Restricted Subsidiaries were permitted to make pursuant to clause (a)(i) of Section 6.9, but that the Trust did not actually make, and that for the purposes of this Indenture have only accrued on a cumulative basis for every fiscal quarter during which the Trust was permitted to make Restricted Payments pursuant to such clause (a)(i);

(fffff)      “Unrestricted Subsidiary” means: (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with Section 6.15; and (ii) any Subsidiary of an Unrestricted Subsidiary;

(ggggg)  “Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes has, or might have, voting power by reason of the happening of any contingency);

(hhhhh)  “Volumetric Production Payments” means production payment obligations of the Trust or its Restricted Subsidiaries recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith;

(iiiii)       “Weighted Average Life” means, as of the date of determination with respect to any Indebtedness or Disqualified Stock, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from the date of determination to the date or dates of each successive scheduled principal or liquidation value payment of such Indebtedness or Disqualified Stock, respectively, multiplied by (B) the amount of each such principal or liquidation value payment, by (ii) the sum of all such principal or liquidation value payments;

(jjjjj)      “Wholly-Owned” means, in respect of any Subsidiary, all of the Capital Stock (other than directors’ qualifying shares or shares of Subsidiaries required to be owned by foreign nationals pursuant to applicable law and other than Exchangeable Shares) of which is owned, directly or indirectly, by the Trust; and

(kkkkk)  “Written Direction of the Trust”, “Written Order”, “Trust Request” or “Trust Order” means an order or direction in writing signed by any one officer or director of Baytex on behalf of the Trust, or the Indenture Trustee.

1.2                                                                               Meaning of “Outstanding”

Every Debt Security issued, certified and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Indenture Trustee for cancellation or redemption for monies or a new Debt Security is issued in substitution for it pursuant to Section 2.10 or the payment thereof shall have been set aside under Section 5.6, provided that:

(a)           when a new Debt Security has been issued in substitution for a Debt Security which has been lost, stolen or destroyed, only one of such Debt Securities shall be counted for the purpose of determining the aggregate principal amount of Debt Securities outstanding;

(b)           Debt Securities which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)           for the purposes of any provision of this Indenture entitling holders of outstanding Debt Securities to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debtholders, Debt Securities owned directly or indirectly, legally or equitably, by the Trust or any of its Subsidiaries shall be disregarded except that:

(i)            for the purpose of determining whether the Indenture Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debt Securities present or represented at any meeting of Debtholders, only the Debt Securities which the Indenture Trustee has received a Certificate of the Trust shall be so disregarded; and

(ii)           Debt Securities so owned which have been pledged in good faith other than to the Trust or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Indenture Trustee, the pledgee’s right to vote such Debt Securities, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or any of its Subsidiaries.

1.3                                                                               Interpretation

In this Indenture:

(a)           words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)           all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)           all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)           words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(e)           “this Indenture”, “this Trust Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every Supplemental Indenture;

1.4                                                                               Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5                                                                               Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6                                                                               Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7                                                                               Applicable Law

This Indenture and the Debt Securities shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.8                                                                               Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.9                                                                               Invalidity, Etc.

Each provision in this Indenture or in a Debt Security is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10                                                                        Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture be drawn up in the English language only.

1.11                                                                        Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.12                                                                        Benefits of Indenture

Nothing in this Indenture or in the Debt Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debt Securities, the Indenture Trustee and any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13                                                                        References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the Indenture Trustee in its capacity as Indenture Trustee of the Trust or a party to whom the Indenture Trustee has delegated the authority to perform such act.

1.14                                                                        Accounting Terms; Changes in Generally Accepted Accounting Principles

Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

If there occurs a material change in generally accepted accounting principles, including as a result of a conversion to International Financial Reporting Standards, and such change would require disclosure under GAAP in the financial statements of the Trust and would cause an amount required to be determined for the purposes of any of the financial calculations under Article 6 (each a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Trust shall notify the Indenture Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Trust’s current and immediately prior year’s financial statements in accordance with GAAP and state whether the Trust desires to revise the method of calculating the applicable Financial Covenant (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant. The Accounting Change Notice shall be delivered to the Indenture Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Trust of an Accounting Change Notice, the Indenture Trustee shall deliver to each Debtholder a copy of such notice.

If the Trust so indicates that it wishes to revise the method of calculating the Financial Covenant, the Trust shall in good faith provide to the Trustee the revised method of calculating the Financial Covenant within 60 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice.  For certainty, if no notice of a desire to revise the method of calculating the Financial Covenant in respect of an Accounting Change is given by the Trust within the applicable time period described above, the method of calculating the Financial Covenant shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenant shall be determined after giving effect to such Accounting Change.

1.15                                                                        SIFT Reorganization

In response to the announcement by the Department of Finance (Canada) on October 31, 2006 relating to the taxation of income trusts in Canada, and as part of any associated tax reorganization (the “SIFT Reorganization”) of the Trust:

(a)           the Trust shall be entitled to assign (the “Trust Assignment”) its rights and obligations under this Indenture, and the Debt Securities to a parent corporation (the “New Parent Corporation”) emerging from the SIFT Reorganization (which may be a successor entity of the Trust or which may be the parent entity of which the Trust is a direct or indirect Wholly-Owned Subsidiary), or to a corporation (the “New Subsidiary Corporation”) that is a Wholly-Owned Subsidiary of the Trust;

(b)           each Guarantor shall be entitled to assign (each a “Guarantor Assignment”) its rights and obligations under its Guarantee to the New Parent Corporation or a New Subsidiary Corporation emerging from the SIFT Reorganization;

(c)           the Trust may be dissolved (and, if considered appropriate, any Restricted Subsidiary), as part of any such SIFT Reorganization, and the Trust shall be entitled to take all internal reorganization steps, whether by plan of arrangement or otherwise, as necessary to complete the SIFT Reorganization;

provided that:

(i)            there is no material change in the ultimate ownership of the business of the Trust;

(ii)           any New Parent Corporation or New Subsidiary Corporation (a “New Corporation”, as applicable) shall be a corporation organized and existing under the laws of Canada or any province thereof and shall have executed and delivered to each Debtholder its assumption of the due and punctual performance and observance of each covenant and condition of this Indenture, and the Debt Securities, and shall have caused to be delivered to the Indenture Trustee an opinion of Burnet, Duckworth & Palmer LLP or other independent Counsel to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms;

(iii)          all Guarantees of each continuing entity other than the New Corporation as the case may be, shall be ratified and confirmed by the parties thereto;

(iv)          no Default or Event of Default exists or would exist after the Trust Assignment or the Guarantor Assignment, as the case may be;

(v)           no material adverse Canadian taxable event or consequence will result to any Holder solely by virtue of such SIFT Reorganization, the assumption by the New Corporation of the obligations of the Trust under this Indenture and the Debt Securities or the assumption by the New Corporation of the obligation of the applicable Restricted Subsidiary under its Guarantee, as the case may be;

(vi)          the Trustee shall have received such other assurances, representations and warranties, copies of the organization documents, legal opinions and other documents with respect to the Trust Assignment or the Guarantor Assignment, as the case may be, including in respect of Canadian tax matters, as the Trustee may reasonably request to preserve as against the New Corporation and the other entities emerging from the Reorganization the substance of the obligations contained in this Indenture, the Debt Securities and the Guarantees; and

(vii)         the Trustee shall be authorized to enter an amendment and restatement of this Indenture to provide for and take into account the SIFT Reorganization and the Trust Assignment and any Guarantee Assignment and to preserve the substance of the obligations contained in this Indenture.

ARTICLE 2
THE DEBT SECURITIES

2.1                                                                               Issue and Designation

The aggregate principal amount of Debt Securities authorized to be issued and certified under this Indenture is unlimited, provided however that the Debt Securities may be issued under this Indenture only upon and subject to the conditions and limitations in this Indenture.

2.2                                                                               Issuance in Series

Debt Securities may be issued in one or more series pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Debt Securities of each series (a) will have such designation, (b) may be subject to a limitation of the maximum principal amount authorized for issuance, (c) will be issued in such denominations, (d) may be purchased and payable as to principal, Premium (if any) and interest at such place or places and in such currency or currencies, (e) will bear such date or dates and mature on such date or dates, (f) will indicate the portion (if less than all of the principal amount) of such Debt Securities to be payable on declaration of acceleration of Maturity, (g) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (h) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of the Trust or otherwise, (i) may contain conversion or exchange terms, (j) will indicate the percentage of the principal amount (including any Premium) at which Debt Securities may be issued or redeemed, (k) will set out each office or agency at which the principal of, Premium (if any) and interest on the Debt Securities will be payable, and the addresses of each office or agency at which the Debt Securities may be presented for registration of transfer or exchange, (l) may contain covenants and events of default in addition to the covenants contained herein and the Events of Default, and (m) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be set forth in a Board Resolution passed at or before the time of the issue of the Debt Securities of such series and such other provisions (to the extent as the Board of Directors may deem appropriate) as are contained in the Debt Securities of such series. The execution by the Trust of the Debt Securities of such series and the delivery thereof to the Indenture Trustee for certification will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

All Debt Securities of any one series will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Supplemental Indenture. Not all Debt Securities of any one series need to be issued at the same time, and, unless otherwise provided, additional Debt Securities of a series may be issued from time to time, at the option of the Trust without the consent of any Debtholder.

Before the creation of any series of Debt Securities (other than the Series A Debentures, which terms are provided for in Article 3), the Trust will execute and deliver to the Indenture Trustee a Supplemental Indenture for the purpose of establishing the terms of such series of Debt Securities and the forms and denominations in which they may be issued, together with a Board Resolution authorizing the issuance of any such Debt Securities. The Indenture Trustee will execute and deliver such Supplemental Indenture pursuant to Article 12.

Whenever any series of Debt Securities has been authorized, Debt Securities in such series may from time to time be executed by the Trust and delivered to the Indenture Trustee and, subject to Section 2.4, will be certified and delivered by the Indenture Trustee to or to the order of the Trust upon receipt by the Indenture Trustee of:

(a)           a Board Resolution authorizing the issuance of a specified principal amount of Debt Securities of such series;

(b)           a Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Trust has complied with all other conditions of this Indenture in connection with the issue of such series;

(c)           a Written Order for the certification and delivery of such series of Debt Securities specifying the principal amount of the Debt Securities to be certified and delivered; and

(d)           an opinion of Counsel addressed to the Indenture Trustee to the effect that all legal requirements imposed by this Indenture, any applicable Supplemental Indenture or by law governing the Debt Securities in connection with the issuance, certification and delivery of such series of Debt Securities have been complied with subject to the delivery of certain documents or instruments specified in such opinion.

2.3                                                                               Forms of Debt Securities

(a)           The Debt Securities of any series may be different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Debt Securities of different denominations or forms and in the provisions for the registration or transfer of Debt Securities and, subject to the provisions of any series of Debt Securities, may consist of Debt Securities having different dates of issue, different dates of Maturity, different Interest Payment Dates, different financial covenants, including, without limitation, restrictions on indebtedness and equity maintenance and interest coverage requirements, different rates of interest and/or different redemption terms (if any), than are the case for any other series of Debt Securities.

(b)           Subject to subsection 2.3(a) and to any limitation as to the maximum principal amount of Debt Securities of any particular series, any Debt Securities may be issued as part of any series of Debt Securities previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Debt Securities in like manner and following the numbers of the Debt Securities of such previous issue.

(c)           All series of Debt Securities which may at any time be issued under this Indenture and the certificate of the Indenture Trustee endorsed on such Debt Securities may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as Board of Directors determine at the time of first issue of any series or part of a series of such Debt Securities, as approved by the Indenture Trustee, the approval of which will be conclusively evidenced by its certification of the Debt Securities.

(d)           If any provision of the Debt Securities in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English Language will be determinative.

(e)           The Debt Securities may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Trust may determine. The execution of any such Debt Securities by the Trust and the certification by the Indenture Trustee of any such Debt Securities will be conclusive evidence that such Debt Securities are Debt Securities authorized by this Indenture.

(f)            Unless otherwise specified in the Supplement Indenture authorizing a series of Debt Securities, every Global Debt Securities of such series authenticated and delivered by the Indenture Trustee shall bear a legend in substantially the following form:

THIS DEBT SECURITY IS A GLOBAL DEBT SECURITY WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBT SECURITY MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBT SECURITIES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBT SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBT SECURITY SHALL BE A GLOBAL DEBT SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”), BAYTEX ENERGY TRUST (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.  THIS CERTIFICATE IS ISSUED PURSUANT TO A BOOK ENTRY ONLY SECURITIES SERVICES AGREEMENT BETWEEN ISSUER AND CDS, AS SUCH AGREEMENT MAY BE REPLACED OR AMENDED FROM TIME TO TIME.

2.4                                                                               Certification and Delivery of Debt Securities

(a)                                  Subject to the terms and conditions in this Indenture, the Indenture Trustee, from time to time upon receipt by the Indenture Trustee of a Written Order, will certify and make available Debt Securities in the manner specified in the Written Order, without the Indenture Trustee receiving any consideration thereof.

(b)                                 No Debt Securities will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless it has been certified by or on behalf of the Indenture Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such certification upon any Debt Securities will be conclusive evidence, and the only evidence, that such Debt Securities has been duly certified, issued and delivered.

(c)                                  The certificate by or on behalf of the Indenture Trustee will not be construed as a representation or warranty of the Indenture Trustee as to the validity of this Indenture or of any Debt Securities or its issuance (except the due certification thereof by the Indenture Trustee) or as to the performance by the Trust of its obligations under this Indenture or the Debt Securities and the Indenture Trustee will be in no respect liable or answerable for the use made of the proceeds of such Debt Securities. The certificate by or on behalf of the Indenture Trustee on Debt Securities issued under this Indenture will constitute a representation and warranty by the Indenture Trustee that such Debt Securities have been duly certified by and on behalf of the Indenture Trustee pursuant to the provisions of this Indenture.

2.5                                                                               Book-Entry Only Debt Securities

Except as otherwise provided in a Supplemental Indenture applicable to a series of Debt Securities, each series of Debt Securities shall be issued as a Book-Entry Only Debt Securities represented by a Global Debt Security. Each Global Debt Security certified in accordance with any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Debt Security or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Debt Security shall constitute a single Debt Security for all purposes of this Indenture and all Supplemental Indentures. Beneficial interests in the Global Debt Security will not be shown on the register or the records maintained by the Depository but will be represented through book-entry accounts of Participants on behalf of the beneficial owners of the Global Debt Securities in accordance with the rules and procedures of the Depository. None of the Trust or the Indenture Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Debt Securities or for maintaining, reviewing or supervising any records relating to such beneficial interests. Except as otherwise provided with respect to a particular series of Debt Securities, owners of beneficial interests in any Global Debt Securities shall not be entitled to have Debt Securities registered in their names, shall not receive or be entitled to receive definitive certificates for their Debt Securities and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the beneficial owners in Global Debt Securities from voting such Debt Securities using duly executed proxies.

Every Debt Security authenticated and delivered upon registration of transfer of a Global Debt Security, or in exchange for or in lieu of a Global Debt Security or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Debt Security, unless such Debt Security is registered in the name of a Person other than the Depository for such Global Debt Securities or a nominee thereof.

2.6                                                                               Global Debt Securities

Debt Securities issued to a Depository in the form of Global Debt Securities shall be subject to the following:

(a)                                  the Indenture Trustee may deal with such Depository as the authorized representative of the beneficial owners of such Debt Securities;

(b)                                 the rights of the beneficial owners of such Debt Securities shall be exercised only through such Depository and the rights of beneficial owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and beneficial owners, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)                                  such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, Premium and interest on the Debt Securities to such direct Participants; and

(d)                                 the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Debt Securities held on their behalf by such Depository, and such Depository may be treated by the Indenture Trustee and its agents, employees, officers and directors as the absolute owner of the Debt Securities represented by such Global Debt Securities for all purposes whatsoever.

2.7                                                                               Execution of Debt Securities

All Debt Securities shall be signed (either manually or by facsimile signature) by any two authorized directors or officers of Baytex, on behalf of the Trust, holding office at the time of signing. A facsimile signature upon a Debt Security shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile, appears on a Debt Security as a director or officer may no longer hold such office at the date of the Debt Security or at the date of the certification and delivery thereof, such Debt Security shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8                                                                               Certification

No Debt Security shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Indenture Trustee substantially in the form set out in this Indenture, in the Supplemental Indenture, or in some other form approved by the Indenture Trustee. Such certification on any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Indenture Trustee signed on the Debt Securities or interim Debt Securities hereinafter mentioned, shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Indenture or of the Debt Securities or interim Debt Securities or as to the issuance of the Debt Securities or interim Debt Securities (except the due certification thereof by the Indenture Trustee) and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debt Securities or interim Debt Securities or any of them or the proceeds thereof. The certificate of the Indenture Trustee on the Debt Securities or interim Debt Securities shall, however, be a representation and warranty by the Indenture Trustee that the Debt Securities or interim Debt Securities have been duly certified by or on behalf of the Indenture Trustee pursuant to the provisions of this Indenture.

2.9                                                                               Interim Debt Securities

Pending the delivery of definitive Debt Securities of any series to the Indenture Trustee, the Trust may issue and the Indenture Trustee certify in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Debt Securities in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debt Securities of the series when the same are ready for delivery; or the Trust may execute and the Indenture Trustee certify a temporary Debt Security for the whole principal amount of Debt Securities of the series then authorized to be issued hereunder and deliver the same to the Indenture Trustee and thereupon the Indenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debt Security so delivered to it, as Baytex, on behalf of the Trust, and the Indenture Trustee may approve entitling the holders thereof to definitive Debt Securities of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debt Securities or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debt Securities duly issued hereunder and, pending the exchange thereof for definitive Debt Securities, the holders of the interim or temporary Debt Securities or interim certificates shall be deemed without duplication to be Debtholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have delivered the definitive Debt Securities to the Indenture Trustee, the Indenture Trustee shall cancel such temporary Debt Securities, if any, and shall call in for exchange all interim Debt Securities or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or the Indenture Trustee to the holders of such interim or temporary Debt Securities or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debt Securities or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10                                                                        Mutilation, Loss, Theft or Destruction

In case any of the Debt Securities issued hereunder shall become mutilated or be lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Indenture Trustee shall certify and deliver, a new Debt Security upon surrender and cancellation of the mutilated Debt Security, or in the case of a lost, stolen or destroyed Debt Security, in lieu of and in substitution for the same, and the substituted Debt Security shall be in a form approved by the Indenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debt Securities issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debt Security shall furnish to the Trust and to the Indenture Trustee such evidence of the loss, theft or destruction of the Debt Security as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debt Security .

2.11                                                                        Concerning Interest

(a)                                  All Debt Securities issued hereunder, whether originally or upon exchange or in substitution for previously issued Debt Securities which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debt Securities of that series, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date.

(b)                                 Subject to accrual of any interest on unpaid interest from time to time, interest on such Debt Security will cease to accrue from the earlier of (i) the Maturity of such Debt Security and (ii) if such Debt Security is called for redemption, the date fixed for redemption; unless, in each case, upon due presentation and surrender of such Debt Security for payment on or after the Maturity or the date fixed for redemption, as the case may be, such payment is improperly withheld or refused.

(c)                                  If the date for payment of any amount of principal or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and Debtholders will not be entitled to any further interest on such principal, or to any interest on such interest or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)                                 Wherever in this Indenture or the Debt Securities there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Debt Securities, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(e)                                  Unless otherwise specifically provided in the terms of the Debt Securities of any series, interest shall be computed on the basis of a year of 365 days. With respect to any series of Debt Securities, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12                                                                        Debt Securities to Rank Pari Passu

The Debt Securities will be direct unsecured obligations of the Trust. Each Debt Security of the same series of Debt Securities will rank at least pari passu with each other Debt Security of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debt Securities or other similar types of obligations of the Trust.

2.13                                                                        Payments of Amounts Due on Maturity

(a)                                  The following provisions shall apply to Debt Securities, except as otherwise specified in a Board Resolution, an Officers’ Certificate or a Supplemental Indenture relating to a particular series of Debt Securities:

(i)                                     in the case of fully registered Debt Securities, the Trust will establish and maintain with the Indenture Trustee a Maturity Account for each series of Debt Securities. On or before 11:00 a.m. (Calgary time) on the Business Day before each Maturity date for Debt Securities outstanding from time to time under this Indenture, the Trust will deposit in the applicable Maturity Account an amount sufficient to pay the amount payable in respect of such Debt Securities (less any tax required by law to be deducted). The Trust (either directly or through the Indenture Trustee or any agent of the Indenture Trustee) will pay to each holder entitled to receive payment, the principal amount of, and Premium (if any) on, the Debt Securities, upon surrender of the Debt Securities at any branch of the Indenture Trustee designated for such purpose from time to time by the Trust and the Indenture Trustee. The deposit or making available of such amounts to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debt Securities to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debt Securities will thereafter not be considered as outstanding under this Indenture and such holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.13(a) will constitute default in payment on the Debt Securities in respect of which the deposit or making available of funds was required to have been made;

(ii)                                  in the case of Global Debt Securities, on or before 9:00 a.m. (Calgary time) on the Business Day before each Maturity date for Debt Securities outstanding from time to time under the Indenture, the Trust will deliver to the Depository a cheque (dated the Maturity date) or electronic funds transfer against receipt of the Global Debt Security. The delivery of such cheque or electronic funds to the Depository will satisfy and discharge the liability of the Trust for the Debt Securities to which the cheque or electronic funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debt Securities will thereafter not be considered as outstanding under this Indenture unless such cheque is not paid on presentation at any of the places of which such interest is payable. Failure to make delivery of the cheque or make funds available as required pursuant to this Section 2.13(b) will constitute default in payment on the Debt Securities in respect of which the delivery or making available of funds was required to have been made.

(b)                                 Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any sucessor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Trust shall remit payment to the Indenture Trustee by LVTS. The Indenture Trustee shall have no obligation to disburse funds pursuant to this Section 2.13 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Indenture Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.14                                                                        U.S. Legend on the Debt Securities

(a)                                  The Debt Securities have not been and will not be registered under the 1933 Act. Any Debt Securities issued and sold in the United States will be issued and sold in reliance on Rule 144A under the 1933 Act, as well as all Debt Securities issued in exchange for or in substitution of the foregoing securities, and shall bear, unless otherwise directed by the Trust, the following legend (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.”

provided, that if the Debt Securities are being sold under clause (B) above, and provided that the Trust is a “foreign issuer” within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Indenture Trustee as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold under clause (C)(2) of (D) above, the U.S. Legend may be removed by delivery to the Indenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Indenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, the Indenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b)                                 Prior to the issuance of the Debt Securities, the Trust shall notify the Indenture Trustee, in writing, concerning which Debt Securities are to bear the U.S. Legend. The Indenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debt Securities.

2.15                                                                        Payment of Interest

The following provisions shall apply to Debt Securities, except as otherwise specified in a Board Resolution, an Officers’ Certificate or a Supplemental Indenture relating to a particular series of Debt Securities:

(a)                                  As interest becomes due on each fully registered Debt Security (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debt Security), the Trust, either directly or through the Indenture Trustee or any agent of the Indenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Indenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debt Security appearing on the registers maintained by the Indenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register (or in the case of joint holders, to such address of one of the joint holders), unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Indenture Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debt Security becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debt Security, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Trust will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debt Security in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Indenture Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Indenture Trustee, at least one Business Day prior to each Interest Payment Date or to the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Trust shall deliver sufficient funds to the Indenture Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Indenture Trustee and the Trust in order to effect such interest payment hereunder.

(b)                                 If a series of Debt Securities or any portion thereof is represented by a Global Debt Security, then all payments of interest on the Global Debt Security shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Debtholders of the applicable interests in that Global Debt Security, unless the Trust and the Depository otherwise agree. None of the Trust, the Indenture Trustee or any agent of the Indenture Trustee for any Debt Security issued as a Global Debt Security will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debt Security or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)                                  Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any sucessor thereto shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Trust shall remit payment to the Indenture Trustee by LVTS. The Indenture Trustee shall have no obligation to disburse funds pursuant to this Section 2.15(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Indenture Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.16                                                                        Record of Payment

The Indenture Trustee will maintain accounts and records evidencing any payment, by it on behalf of the Trust, of principal, Premium (if any) and interest in respect of Debt Securities, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

ARTICLE 3
SERIES A DEBENTURES

3.1                                                                               Definitions

In this Article 3 and in the Series A Debentures (as defined below), the following terms have the following meanings.

(a)                                  “Applicable Redemption Premium” means, with respect to any Series A Debenture on any redemption date, the greater of: (i) 1.0% of the principal amount of the Series A Debenture; and (ii) the excess of: (A) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Series A Debenture, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; and  (B) the principal amount of the Series A Debenture;

(b)                                 “Called Principal” means, with respect to any Series A Debenture, the principal of such Series A Debenture that is to be prepaid pursuant to an optional redemption;

(c)                                  “Discounted Value” means, with respect to the Called Principal of any Series A Debentures, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Series A Debentures is payable) equal to the Reinvestment Yield with respect to such Called Principal;

(d)                                 “Interest Payment Date” means August 26 and February 26 of each year that the Series A Debentures are outstanding, commencing on February 26, 2010;

(e)                                  “Interest Period” means the period commencing on the later of (i) the date of issue of the Series A Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable;

(f)                                    “Record Date” means the date specified for determining holders entitled to receive interest on the Series A Debentures on any Interest Payment Date;

(g)                                 “Remaining Scheduled Payments” means, with respect to the Called Principal of any Series A Debenture, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Series A Debentures, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date; and

(h)                                 “Reinvestment Yield” means, with respect to the Called Principal of any Series A Debenture, the sum of (i) 1.00% per annum plus (ii) the yield to maturity implied by the yields reported, as of 10:00 a.m. (Toronto time) on the third Business Day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as “TD PX1” of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price.

(i)                                     “Series A Debentures” means the 9.15% series A senior unsecured debentures due August 26, 2016 as described in this Article 3; and

(j)                                     “Series A Debenture Account” means any account which is designated in writing to the Indenture Trustee as the Series A Debenture Account.

3.2                                                                               Creation and Designation

In accordance with this Indenture, the Trust is authorized to issue a series of Debt Securities designated “9.15% Series A Debentures due August 26, 2016”, which will have the terms set out in this Article 3.

3.3                                                                               Limitation on Aggregate Principal Amount

The aggregate principal amount of Series A Debentures which may be issued under this Indenture will consist of and initially be limited to $150,000,000 in lawful money of Canada. The Trust may, from time to time, without the consent of any existing holders of the Series A Debentures, create and issue additional Series A Debentures hereunder having the same terms and conditions as the Series A Debentures in all respects, except for the date of issuance, issue price and first payment of interest thereon.  Additional Series A Debentures so created and issued will be consolidated with and form a single series with the Series A Debentures.

3.4                                                                               Date of Issue and Maturity

The Series A Debentures will be dated August 26, 2009 and will become due and payable, together with all accrued interest and unpaid interest thereon, on August 26, 2016 (the “Series A Maturity Date”).

3.5                                                                               Interest

(a)                                  The Series A Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 9.15% per annum from their date of issue to, but excluding, the Series A Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be February 26, 2010.

(b)                                 Interest will be payable in respect of each Interest Period (after, as well as before, the Series A Maturity Date, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.11 and Section 2.15.  Interest on the Series A Debentures will be computed on the basis of a year of 365 days based on the actual number of days elapsed and will accrue from day to day.

(c)                                  While the Series A Debentures are represented by a Global Debt Security, the Record Date will be the close of business five Business Days preceding the relevant Interest Payment Date. If the Series A Debentures cease to be represented by a Global Debt Security, the Trust may select a Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

3.6                                                                               Optional Redemption of Series A Debentures

(a)                                  At any time prior to August 26, 2012, upon not less than 30 nor more than 60 days’ notice, the Trust may, at its option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 109.15% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by the Trust from one or more public equity offerings.  The Trust may only do this, however, if:

(i)                                     at least 65% of the aggregate principal amount of Series A Debentures initially issued would remain outstanding immediately after the proposed redemption;

(ii)                                  the redemption occurs within 75 days after the closing of the public equity offering in question;

(b)                                 at any time and from time to time prior to August 26, 2012, the Trust may also, at its option, redeem all or part of the Series A Debentures, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date;

(c)                                  the Trust may also redeem all or part of the Debentures after August 26, 2012 and prior to maturity upon not less than 30 nor more than 60 days’ prior notice.  These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing August 26 of the years set forth below.  This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
2012	104.575%
2013	103.05%
2014	101.525%
2015	100%

(d)                                 Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable;

(e)                                  Unless otherwise specifically provided in this Section 3.6, the terms of Article 5 shall apply to the redemption of any Series A Debentures and in the event of any inconsistency, the terms of this Section 3.6 shall prevail.

3.7                                                                               Form of Series A Debentures

The Series A Debentures will be issuable as Global Debt Securities. The Series A Debentures will be substantially in the form set out in Schedule “A” hereto with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series A Debentures, and any other changes as may be approved or permitted by the Trust, with such approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2.

3.8                                                                               Currency of Payment

The principal of and interest on the Series A Debentures will be payable in Canadian dollars.

3.9                                                                               Additional Amounts

The Trust will not be required to pay an additional amount on the Series A Debentures in respect of any tax, assessment or government charge withheld or deducted.

3.10                                                                        Indenture Trustee, etc.

The Indenture Trustee will be the Indenture Trustee, authenticating agent, paying agent, transfer agent and registrar for the Series A Debentures.

3.11                                                                        Inconsistency

In the case of any conflict or inconsistency between Article 3 of this Indenture and any other provision of this Indenture, Article 3 shall, as to the Series A Debentures, govern and prevail.

ARTICLE 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1                                                                               Register of Certificated Debt Securities

(a)                                  Subject to the terms of any Supplemental Indenture, with respect to each series of Debt Securities issuable as registered Debt Securities, the Trust shall cause to be kept by and at the principal office of the Indenture Trustee in Calgary, Alberta and by the Indenture Trustee or such other registrar as the Trust, with the approval of the Indenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debt Securities of such series or as the Trust may designate with the approval of the Indenture Trustee, a register in which shall be entered the names and addresses of the holders of registered Debt Securities and particulars of the Debt Securities held by them respectively and of all transfers of registered Debt Securities. Such registration shall be noted on the Debt Securities by the Indenture Trustee or other registrar unless a new Debt Security shall be issued upon such transfer.

(b)                                 No transfer of a registered Debt Security shall be valid unless made on such register referred to in Section 4.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee or other registrar upon surrender of the Debt Securities together with a duly executed form of transfer acceptable to the Indenture Trustee and upon compliance with such other reasonable requirements as the Indenture Trustee or other registrar may prescribe, and unless the name of the transferee shall have been noted on the Debt Security by the Indenture Trustee or other registrar.

4.2                                                                               Register of Global Debt Securities

(a)                                  With respect to each series of Debt Securities issuable in whole or in part as one or more Global Debt Securities, the Trust shall cause to be kept by and at the principal office of the Indenture Trustee in Calgary, Alberta and by the Indenture Trustee or such other registrar as the Trust, with the approval of the Indenture Trustee, may appoint at such other place or places, if any, as the Trust may designate with the approval of the Indenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debt Security (being the Depository, or its nominee, for such Global Debt Security ) as holder thereof and particulars of the Global Debt Security held by it, and of all transfers thereof. If any Debt Securities of such series are at any time not Global Debt Securities, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Debt Securities.

(b)                                 Notwithstanding any other provision of this Indenture, a Global Debt Security may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Debtholders except in the following circumstances or as otherwise specified in a resolution of the Indenture Trustee, a Board Resolution, an Officers’ Certificate or Supplemental Indenture relating to a particular series of Debt Securities:

(i)            if CDS ceases to be a clearing agent or otherwise ceases to be eligible to be a depository and the Trust is unable to locate a qualified successor;

(ii)           Global Debt Securities may be transferred by a Depository to a Nominee of such Depository or by a Nominee of a Depository to such Depository or to another Nominee of such Depository or by a Depository or its Nominee to a successor Depository or its Nominee;

(iii)          Global Debt Securities may be transferred at any time after the Depository for such Global Debt Securities (i) has notified the Indenture Trustee, or the Trust has notified the Indenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debt Securities, or (ii) ceases to be eligible to be a Depository, provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debt Securities;

(iv)          Global Debt Securities may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debt Securities and has communicated such determination to the Indenture Trustee in writing;

(v)           Global Debt Securities may be transferred at any time after the Indenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debt Securities of the series issued as a Global Debt Security, provided that Beneficial Debtholders representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Debt Securities of such series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for such series of Debt Securities is no longer in their best interests;

(vi)          Global Debt Securities may be transferred if required by applicable law;

(vii)         Global Debt Securities may be transferred if the book-entry only registration system ceases to exist; or

(viii)        such transfer is required by applicable law, as determined by the Trust and Counsel.

(c)                                  With respect to the Global Debt Securities, unless and until definitive certificates have been issued to Beneficial Debtholders pursuant to subsection 4.2(b):

(i)                                    the Trust and the Indenture Trustee may deal with the Depository for all purposes (including paying interest on the Debt Securities) as the sole holder of such series of Debt Securities and the authorized representative of the Beneficial Debtholders;

(ii)                                the rights of the Beneficial Debtholders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Debtholders and the Depository or the Participants;

(iii)                             the Depository will make book-entry transfers among the Participants; and

(iv)                             whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debtholders evidencing a specified percentage of the outstanding Debt Securities, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Debtholders or the Participant, and has delivered such instructions to the Indenture Trustee.

(d)                                 Whenever a notice or other communication is required to be provided to Debtholders, unless and until definitive certificate(s) have been issued to Beneficial Debtholders pursuant to this Section 4.2, the Indenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Debtholders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b) with respect to a series of Debt Securities issued hereunder, the Indenture Trustee shall notify all applicable Beneficial Debtholders, through the Depository, of the availability of definitive Debt Security certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debt Securities and receipt of new registration instructions from the Depository, the Indenture Trustee shall deliver the definitive Debt Security certificates for such Debt Securities to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debt Securities will be governed by Section 4.1 and the remaining Sections of this Article 4.

(e)                                  It is expressly acknowledged that transfer of beneficial ownership in any Book Entry Only Debt Securities represented by a Global Debt Security certificate will be affected only (a) with respect to the interests of participants (“Participants”), through records maintained by the Depository or its Nominee for the Global Debt Security certificate, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial owners of Book Entry Only Debt Securities who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Book Entry Only Debt Securities represented by a Global Debt Security certificate may do so only through a Participant.

4.3                                                                               Transferee Entitled to Registration

The transferee of a Debt Security shall be entitled, after the appropriate form of transfer is deposited with the Indenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debt Security free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debt Security, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

4.4                                                                               No Notice of Trusts

Neither the Trust nor the Indenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debt Security, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as Indenture Trustee or otherwise, as though that Person were the beneficial owner thereof.

4.5                                                                               Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, subject to applicable law, at all reasonable times be open for inspection by the Trust, the Indenture Trustee or any Debtholder. Every registrar, including the Indenture Trustee, shall from time to time when requested so to do by the Trust or by the Indenture Trustee, in writing, furnish the Trust or the Indenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debt Securities entered on the register kept by them and showing the principal amount and serial numbers of the Debt Securities held by each such holder, provided the Indenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6                                                                               Exchanges of Debt Securities

(a)                                  Subject to Section 4.7, Debt Securities in any authorized form or denomination, other than Global Debt Securities, may be exchanged, upon reasonable notice, for Debt Securities in any other authorized form or denomination, of the same series and date of Maturity, bearing the same interest rate and of the same aggregate principal amount as the Debt Securities so exchanged.

(b)                                 In respect of exchanges of Debt Securities permitted by Section 4.6(a), Debt Securities of any series may be exchanged only at the principal offices of the Indenture Trustee in the City of Calgary, Alberta or through its sub-agent in Toronto, Ontario or at such other place or places, if any, as may be specified in the Debt Securities of such series and at such other place or places as may from time to time be designated by the Trust with the approval of the Indenture Trustee. Any Debt Securities tendered for exchange shall be surrendered to the Indenture Trustee. The Trust shall execute and the Indenture Trustee shall certify all Debt Securities necessary to carry out exchanges as aforesaid. All Debt Securities surrendered for exchange shall be cancelled.

(c)                                  Debt Securities issued in exchange for Debt Securities which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(i)                                   Debt Securities which have been selected or called for redemption may not be exchanged for Debt Securities of larger denominations; and

(ii)                                if a Debt Security that has been selected or called for redemption in part is presented for exchange for Debt Securities of smaller denominations, the Indenture Trustee will designate, as it may deem equitable, particular Debt Securities of those issued in exchange, which will be deemed to have been selected or called for redemption, in whole or in part, and the Indenture Trustee will note on such Debt Securities a statement to that effect.

4.7                                                                               Closing of Registers

(a)                                  Neither the Trust nor the Indenture Trustee nor any registrar shall be required to:

(i)                                   make transfers or exchanges any Fully Registered Debt Securities on any Interest Payment Date for such Debt Securities or during the 10 preceding Business Days;

(ii)                                make transfers or exchanges of, any Debt Securities on the day of any selection by the Indenture Trustee of Debt Securities to be redeemed or during the 10 preceding Business Days; or

(iii)                             make exchanges of any Debt Securities which have been selected or called for redemption unless upon due presentation thereof for redemption such Debt Securities are not redeemed.

(b)                                 Subject to any restriction provided in this Indenture, the Trust with the approval of the Indenture Trustee, may at any time close any register for any series of Debt Securities, other than those kept at the principal office of the Indenture Trustee in Calgary, Alberta, and transfer the registration of any Debt Securities registered thereon to another register (which may be an existing register) and thereafter such Debt Securities shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debt Securities.

4.8                                                                               Charges for Registration, Transfer and Exchange

For each Debt Security exchanged, registered, transferred or discharged from registration, the Indenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debt Security issued (such amounts to be agreed upon from time to time by the Indenture Trustee and the Trust), and payment of such charges and reimbursement of the Indenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debtholder hereunder:

(a)                                  for any exchange, registration, transfer or discharge from registration of any Debt Security applied for within a period of two months from the date of the first delivery of Debt Securities of that series or, with respect to Debt Securities subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debt Security;

(b)                                 for any exchange of any interim or temporary Debt Security or interim certificate that has been issued under Section 2.9 for a definitive Debt Security;

(c)                                  for any exchange of a Global Debt Security as contemplated in Section 4.2; or

(d)                                 for any exchange of any Debt Security resulting from a partial redemption under Section 5.3.

4.9                                                                               Ownership of Debt Securities

(a)                                  The registered holder for the time being of any registered Debt Security shall be entitled to the principal, Premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof (except in respect of equities of which the Trust is required to take notice by law) and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Indenture Trustee, any registrar and to the Trust for the same and none shall be bound to inquire into the title of any such registered holder.

(b)                                 Where Debt Securities are registered in more than one name, the principal, Premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Indenture Trustee, any registrar and to the Trust.

(c)                                  In the case of the death of one or more joint holders of any Debt Security the principal, Premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Indenture Trustee and any registrar and to the Trust.

(d)                                 Unless otherwise required by law, the Person in whose name any registered Debt Security is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and Premium, if any, on such Debt Security and interest thereon shall be made only to or upon the order in writing of such registered holder.

(e)                                  Notwithstanding any other provision of this Indenture, all payments in respect of Debt Securities represented by a Global Debt Security shall be made to the Depository or its Nominee for subsequent payment by the Depository or its Nominee to holders of beneficial interest in such Global Debt Securities.

(f)                                    None of the Trust, the Indenture Trustee and any registrar or paying agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Debt Security by the registered holder or any Person whom the Trust or the Indenture Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debt Security, and may transfer the same on the direction of the Person so treated or registered as the holder of the Debt Security, whether named as Indenture Trustee or otherwise, as though that Person were the beneficial owner of the Debt Security.

ARTICLE 5
REDEMPTION AND PURCHASE OF DEBT SECURITIES

5.1                                                                               Redemption of Debt Securities

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Debt Securities, or, in the case of Series A Debentures, Article 3, Debt Securities of any series may be redeemable before the applicable Maturity date thereof, in whole at any time or in part from time to time, at the option of the Trust and in accordance with and subject to the provisions set out in this Indenture and the applicable Supplemental Indenture, including those relating to the payment of any required redemption price (“Redemption Price”).

5.2                                                                               Places of Payment

The Redemption Price will be payable upon presentation and surrender of Debt Securities called for redemption at any of the places where the principal of such Debt Securities is expressed to be payable and at any other places specified in the notice of redemption.

5.3                                                                               Partial Redemption

If less than all the Debt Securities of any series for the time being outstanding are at any time to be redeemed, the Debt Securities to be so redeemed shall be selected by the Indenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debt Securities registered in the name of each holder or in such other manner as the Indenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange or such other exchange, if any, on which the Debt Securities are then listed, as may be required from time to time. Unless otherwise specifically provided in the terms of any series of Debt Securities, no Debt Security shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Indenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debt Securities may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debt Securities notwithstanding that as a result thereof one or more of such Debt Securities may become subject to redemption in part only or for cash only. In the event that one or more of such Debt Securities becomes subject to redemption in part only, upon surrender of any such Debt Securities for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Indenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debt Securities for the unredeemed part of the principal amount of the Debt Security or Debt Securities so surrendered or, with respect to a Global Debt Security, the Depository shall make notations on the Global Debt Security of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debt Security “ or “Debt Securities” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debt Security which in accordance with the foregoing provisions has become subject to redemption.

5.4                                                                               Notice of Redemption

Unless otherwise provided in a Supplemental Indenture or, in the case of Series A Debentures, Article 3, notice of redemption (the “Redemption Notice”) of any series of Debt Securities shall be given to the holders of the Debt Securities so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 13.2. Every such notice shall specify the aggregate principal amount of Debt Securities called for redemption, the redemption date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debt Securities called for redemption shall cease to be payable from and after the redemption date. In addition, unless all the outstanding Debt Securities are to be redeemed, the Redemption Notice shall specify:

(a)                                  the distinguishing letters and numbers of the registered Debt Securities which are to be redeemed (or of such thereof as are registered in the name of such Debtholder);

(b)                                 in the case of a published notice, the distinguishing letters and numbers of the Debt Securities which are to be redeemed or, if such Debt Securities are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debt Securities so selected;

(c)                                  in the case of Book-Entry Only Debt Securities, that the redemption will take place in such manner as may be agreed upon by the Depository, the Indenture Trustee and the Trust; and

(d)                                 in all cases, the principal amounts of such Debt Securities or, if any such Debt Security is to be redeemed in part only, the principal amount of such part.

In the event that all Debt Securities to be redeemed are registered Debt Securities, publication shall not be required.

5.5                                                                               Debt Securities Due on Redemption Dates

Upon notice having been given as provided in Section 5.4, all the Debt Securities so called for redemption or the principal amount to be redeemed of the Debt Securities called for redemption input, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the redemption date, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of Maturity specified in such Debt Securities, anything therein or herein to the contrary notwithstanding. From and after such Redemption Date, if the monies necessary to redeem such Debt Securities shall have been deposited as provided in Section 5.6 and affidavits or other proof satisfactory to the Indenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debt Securities shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Indenture Trustee whose decision shall be final and binding upon all parties in interest.

5.6                                                                               Deposit of Redemption Monies or Trust Units

Except as may otherwise be provided in any Supplemental Indenture or in any series of Debt Securities, upon Debt Securities being called for redemption, the Trust will deposit with the Indenture Trustee or any paying agent to the order of the Indenture Trustee, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the redemption date specified in such notice, such sums of money as may be sufficient to pay the Redemption Price of the Debt Securities so called for redemption, plus accrued and unpaid interest thereon up to but excluding the redemption date, less any tax required by law to be deducted. The Trust shall also deposit with the Indenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Indenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Indenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debt Securities so called for redemption, upon surrender of such Debt Securities, the principal, Premium (if any) and interest (if any) to which they are respectively entitled on redemption.

Payment of funds to the Indenture Trustee upon redemption of the Debt Securities shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreeable between the Trust and the Indenture Trustee in order to effect such Maturity payment hereunder. The Indenture Trustee shall disburse such redemption payments only upon receiving, at least one Business Day prior to each Redemption Date, funds in an amount sufficient for the redemption payment. Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Trust shall remit payment to the Indenture Trustee by LVTS. The Indenture Trustee shall have no obligation to disburse funds pursuant to this Section 5.6 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Indenture Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.7                                                                               Failure to Surrender Debt Securities Called for Redemption

In case the holder of any Debt Security so called for redemption shall fail on or before the redemption date so to surrender such holder’s Debt Security, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debtholder of the sum so set aside and, to that extent, the Debt Security shall thereafter not be considered as outstanding hereunder and the Debtholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery up of such holder’s Debt Security of the Redemption Price, as the case may be, of such Debt Security, plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debt Securities issued hereunder shall remain so deposited for a period of two years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Indenture Trustee shall not be responsible to Debtholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debt Security in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Indenture Trustee will pay any remaining funds prior to the expiry of two years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of two years after the Redemption Date, and such funds or any portion thereof are claimed after the date of such payment of the remaining funds to the Trust but prior to two years after the redemption, then the Indenture Trustee shall immediately provide to the Trust written notice of such claim and the Trust shall promptly deposit with the Indenture Trustee funds in the amount necessary to satisfy such claim.

5.8                                                                               Cancellation of Debt Securities Redeemed

Subject to the provisions of Sections 5.2 and 5.9 as to Debt Securities redeemed or purchased in part, all Debt Securities redeemed and paid under this Article 4 shall forthwith be delivered to the Indenture Trustee and cancelled and no Debt Securities shall be issued in substitution for those redeemed.

5.9                                                                               Purchase of Debt Securities for Cancellation

Subject to the terms and conditions of any Supplemental Indenture relating to a particular series of Debt Securities and provided no Event of Default has occurred and is continuing, the Trust may, at any time and from time to time, purchase Debt Securities in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debt Securities so purchased may, at the option of the Trust, be delivered to the Indenture Trustee and shall be cancelled and no Debt Securities shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debt Securities are tendered at the same lowest price that the Trust is prepared to accept, the Debt Securities to be purchased by the Trust shall be selected by the Indenture Trustee on a pro rata basis or in such other manner as the Trust directs in writing and as consented to by the Toronto Stock Exchange or such other exchange on which the Debt Securities are then listed which the Indenture Trustee considers appropriate, from the Debt Securities tendered by each tendering Debtholder who tendered at such lowest price. For this purpose the Indenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected, and regulations so made shall be valid and binding upon all Debtholders, notwithstanding the fact that as a result thereof one or more of such Debt Securities become subject to purchase in part only. The holder of a Debt Security of which a part only is purchased, upon surrender of such Debt Security for payment, shall be entitled to receive, without expense to such holder, one or more new Debt Securities for the unpurchased part so surrendered, and the Indenture Trustee shall certify and deliver such new Debt Security or Debt Securities upon receipt of the Debt Security so surrendered or, with respect to a Global Debt Security, the Depository shall make notations on the Global Debt Security of the principal amount thereof so purchased.

ARTICLE 6
COVENANTS OF THE TRUST

As long as any Debt Securities remain outstanding the Trust hereby covenants and agrees with the Indenture Trustee for the benefit of the Indenture Trustee and the Debtholders as follows:

6.1                                                                               Payment of Principal, Premium, If Any, and Interest

The Trust covenants and agrees for the benefit of the Debtholders that it will duly and punctually pay the principal of (Premium, if any) and interest on the Debt Securities in accordance with the terms of the Debt Securities and this Indenture.  Principal and interest shall be considered paid on the date due if on such date the Indenture Trustee holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Indenture Trustee is not prohibited from paying such money to the Debtholders on that date pursuant to the terms of this Indenture.

The Trust shall pay interest on overdue principal at the rate specified therefore in the Debt Securities, and it shall pay interest on overdue instalments of interest at the same rate to the extent lawful.

6.2                                                                               Existence

Subject to Article 12, the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect the trust, corporate or partnership existence, as applicable, and trust, corporate or partnership power of the Trust and each Restricted Subsidiary; provided, however, that the Trust shall not be required to preserve any such trust, corporate or partnership existence and trust, corporate or partnership power:

(a)                                  if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Trust and its Restricted Subsidiaries taken as a whole and that the loss thereof is not disadvantageous in any material respect to the Debtholders; or

(b)                                 in connection with any SIFT Reorganization.

6.3                                                                               Payment of Taxes and Other Claims

The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent:

(a)                                  all taxes, assessments and governmental charges levied or imposed upon the Trust or any Restricted Subsidiary or upon the income, profits or property of the Trust or any Restricted Subsidiary; and

(b)                                 lawful claims for labour, materials and supplies, which if unpaid, might by law become a Lien upon the property of the Trust or any Restricted Subsidiary;

provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

6.4                                                                               Maintenance of Properties

The Trust will cause all properties owned by the Trust or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all in accordance with good oilfield practises and as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 6.4 shall prevent the Trust from discontinuing the maintenance of any of such properties if such discontinuance is, in the judgment of the Trust, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the Debtholders.

6.5                                                                               Insurance

The Trust will at all times keep all of its and its Restricted Subsidiaries’ properties which are of an insurable nature insured with insurers, believed by the Trust to be responsible, against loss or damage to the extent that property of similar character is usually so insured by corporations similarly situated and owning like properties and conducting the same business as the Trust.

6.6                                                                               Statement by Officers As to Default

(a)                                  The Trust will deliver to the Indenture Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Trust and the Restricted Subsidiaries with all conditions and covenants under this Indenture.  For purposes of this Section 6.6(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)                                 When any Default has occurred and is continuing under this Indenture, or if the Indenture Trustee for or any Debtholder gives any notice or takes any other action with respect to a claimed Default, the Trust shall deliver to the Indenture Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action within ten Business Days of its occurrence.

6.7                                                                               Provision of Reports and Financial Statements

The Trust will provide the Indenture Trustee and the Debtholders, a copy of all financial statements, whether annual or interim, of the Trust and the report (if any) of the Trust’s auditors thereon and the associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at the same time as they are required to be filed under Applicable Securities Legislation. Any such obligation to provide such financial statements and associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” shall continue in the event that the Trust ceases to be a “reporting issuer” (or its equivalent) as if it had continued to be a “reporting issuer” (or its equivalent), provided that notwithstanding the foregoing, all financial statements and the report (if any) of the Trust’s auditors therein and associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” will be deemed to have been provided to the Indenture Trustee and the Debtholders once filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

6.8                                                                               Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

The Trust will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or otherwise become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”), any Indebtedness (including Acquired Indebtedness except to the extent that it qualifies as Permitted Indebtedness pursuant to clause (i) of the definition thereof), other than Permitted Indebtedness, or issue any

Disqualified Stock, other than Disqualified Stock issued in connection with a SIFT Reorganization, except that the Trust or a Restricted Subsidiary may incur Indebtedness or issue Disqualified Stock if, at the time of such incurrence or issuance, the Fixed Charge Coverage Ratio for the four full fiscal quarters (taken as one accounting period) immediately preceding the incurrence of such Indebtedness or the issuance of such Disqualified Stock for which internal financial statements are available would have been greater than 2.5 to 1.0.

In making the foregoing calculation, pro forma effect will be given to:

(i)                                    the incurrence of such Indebtedness and the application of the net proceeds from the incurrence of Indebtedness, including to refinance other Indebtedness, since the first day of such four-quarter period as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period;

(ii)                                the incurrence, repayment or retirement of any other Indebtedness by the Trust or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and

(iii)                              the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any other company, entity, business or assets acquired or disposed of by the Trust or any Restricted Subsidiary, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred at the beginning of such four-quarter period.

In making a computation under the foregoing clause (i) or (ii):

(A)                              interest on Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term at the date of determination in excess of 12 months);

(B)                              if such Indebtedness bears, at the option of the Trust, a fixed or floating rate of interest, interest thereon will be computed by applying, at the option of the Trust, either the fixed or floating rate; and

(C)                              the amount of any Indebtedness under a revolving credit facility (including the Senior Secured Credit Facilities to the extent they constitute a revolving credit facility) will be computed based on the average daily balance of such Indebtedness during such four-quarter period.

6.9                                                                               Limitation on Restricted Payments

(a)                                  The Trust will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless at the time of, and immediately after giving effect to, the proposed Restricted Payment, no Default or Event of Default has occurred and is continuing, and either:

(i)                                     (A)         the Trust could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of Section 6.8;

(B)         the ratio of Consolidated Debt to Consolidated Cash Flow from Operations does not exceed 3.0 to 1.0; and

(C)         the aggregate amount of all Restricted Payments declared or made after the Closing Date pursuant to this clause (a)(i) does not exceed the sum of:

(1)                                80% of Consolidated Cash Flow from Operations accrued on a cumulative basis from the Closing Date, plus

(2)                                100% of the aggregate net cash proceeds received by the Trust after the Closing Date from and (i) the issuance by the Trust of Convertible Debentures, or (ii) capital contributions in respect of Qualified Equity Interests that the Trust receives from any Person; plus

(3)                                the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors, whose good faith determination will be conclusive), received by the Trust after the Closing Date from any Person, other than a Subsidiary, from the issuance or sale of debt securities (including Convertible Debentures) or Disqualified Stock that have been converted into or exchanged for Qualified Stock of the Trust, plus the aggregate net cash proceeds received by the Trust at the time of such conversion or exchange; or

(ii)                                the aggregate amount of all Restricted Payments declared or made after the Closing Date pursuant to paragraph (a) does not exceed the sum of Unpaid Restricted Payment Funds not previously expended under paragraph (a), plus $50,000,000.

(b)                                 Notwithstanding paragraph (a) above, the following will be permitted under this Indenture:

(i)                                   the payment of any distribution within 60 days after the date of declaration thereof, if at the declaration date such payment would not have been prohibited by the foregoing provision; provided no Default or Event of Default has occurred and is continuing or would occur as a result of the actions or payments set forth in this clause (i);

(ii)                                the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Trust, in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, Qualified Equity Interests of the Trust; provided no Default or Event of Default has occurred and is continuing or would occur as a result of the actions or payments set forth in this clause (ii);

(iii)                             the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, Qualified Equity Interests of the Trust;

(iv)                              the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance or sale (other than to a Subsidiary) of, new Subordinated Indebtedness, so long as the Trust or a Restricted Subsidiary would be permitted to refinance such original Subordinated Indebtedness with such new Subordinated Indebtedness pursuant to clause (xiv) of the definition of Permitted Indebtedness;

(v)                                 provided no Default or Event of Default has occurred and is continuing or would result from the actions or payments set forth in this clause (v), the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a “change of control” in accordance with provisions similar to the provisions of Section 6.10; provided that, prior to or simultaneously with such repurchase, the Trust has made the Change of Control Offer as provided in that covenant with respect to the Debt Securities and has repurchased all Debt Securities validly tendered for payment in connection with such Change of Control Offer;

(vi)          provided no Default or Event of Default has occurred and is continuing or would result from the actions or payments set forth in this clause (vi), the repurchase, redemption or other acquisition or retirement for value of Capital Stock (or options therefor) from directors, officers or employees of the Trust pursuant to any agreement upon the death, disability or termination of employment of such directors, officers or employees, in an amount not to exceed $2,000,000 in any calendar year or $5,000,000 in the aggregate;

(vii)         payments or distributions in connection with an amalgamation, consolidation, merger, including by way of takeover bid, exchange offer or tender offer, or transfer of assets that complies with the conditions set forth in Section 10.1; and

(viii)        payments or distributions in connection with any SIFT Reorganization.

In determining the aggregate amount of Restricted Payments made subsequent to the Closing Date in accordance with Section 6.9(a)(i) or Section 6.9(a)(ii), as applicable, amounts expended pursuant to clauses (i), (ii), (iii), (v) and (vi) of Section 6.9(b) shall be included in such calculation, unless expended in connection with any SIFT Reorganization.

(c)                                  For the purpose of making any Restricted Payment calculations under this Indenture:

(i)            if a Restricted Subsidiary is designated an Unrestricted Subsidiary, the Trust shall be deemed to have made an Investment in an amount equal to the greater of fair market value or net book value of the net assets of such Restricted Subsidiary at the time of such designation as determined by the Board of Directors, whose good faith determination will be conclusive;

(ii)           any property transferred to or from an Unrestricted Subsidiary will be valued at fair market value at the time of such transfer, as determined by the Board of Directors, whose good faith determination will be conclusive; and

(iii)          subject to the foregoing, the amount of any Restricted Payment, if other than cash, will be determined by the Board of Directors, whose good faith determination will be conclusive.

If the aggregate amount of all Restricted Payments calculated under paragraph (a)(i) of this Section 6.9 includes an Investment in an Unrestricted Subsidiary or other Person that thereafter becomes a Restricted Subsidiary, the aggregate amount of all Restricted Payments calculated under Section 6.9(a)(i) shall be reduced by the lesser of (x) the net asset value of such Subsidiary at the time it becomes a Restricted Subsidiary and (y) the initial amount of such Investment.

If an Investment resulted in the making of a Restricted Payment, the aggregate amount of all Restricted Payments calculated under this Section 6.9 shall be reduced by the amount of any net reduction in such Investment (resulting from the payment of interest or dividends, loan repayment, transfer of assets or otherwise), to the extent such net reduction is not included in the Trust’s Consolidated Net Income; provided that the total amount by which the aggregate amount of all Restricted Payments may be reduced shall not exceed the lesser of (x) the cash proceeds received by the Trust and its Restricted Subsidiaries in connection with such net reduction and (y) the initial amount of such Investment.

In computing the Consolidated Net Income of the Trust for purposes of clause (i) of paragraph (a) of this Section 6.9: (i) the Trust may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and (ii) the Trust will be permitted to rely in good faith on the financial statements that are available on the date of determination.  If the Trust makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Trust be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the Trust’s financial statements affecting Consolidated Net Income of the Trust for any period

6.10                                                                        Purchase of Debt Securities upon a Change of Control

If a Change of Control occurs at any time, then each Debtholder shall have the right to require that the Trust purchase such Debtholder’s Debt Securities, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Debt Securities, plus accrued and unpaid interest, if any, to the date of purchase, pursuant to the offer described below (the “Change of Control Offer”) and the other procedures set forth in this Indenture.

Within 30 days following the date on which a Change of Control occurs, the Trust shall notify the Indenture Trustee and give written notice of such Change of Control to each Debtholder by first class mail, postage prepaid, at its address appearing in the register, stating, among other things: (i) the purchase price and the purchase date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed; (ii) that any Debt Security not tendered will continue to accrue interest; (iii) that, unless the Trust defaults in the payment of the purchase price, any Debt Securities accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control purchase date; (iv) that Debtholders electing to have any Debt Securities purchased pursuant to a Change of Control Offer shall be required to surrender the Debt Securities together with such other forms or documents, if any, described in the notice, to the Indenture Trustee at the address specified in the notice prior to the close of business on the third Business Day preceding the purchase date (the “Change of Control Payment Date”); (v) that Debtholders shall be entitled to withdraw their election if the Indenture Trustee receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Debtholder, the principal amount of Debt Securities delivered for purchase, and a statement that such Debtholder is withdrawing his election to have such Debt Securities purchased; (vi) that Debtholders whose Debt Securities are being purchased only in part shall be issued new Debt Securities equal in principal amount to the unpurchased portion of the Debt Securities surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; (vii) the instructions that the Debtholders of Debt Securities must follow in order to tender their Debt Securities; and (viii) the circumstances and relevant facts regarding such Change of Control.

The Trust shall comply with any Applicable Securities Legislation and regulations in connection with a Change of Control Offer.

6.11                                                                        Limitation on Certain Asset Sales

(a)                                  The Trust shall not, and shall not permit any Restricted Subsidiary to, engage in any Asset Sale unless:

(i)            the consideration received by the Trust or such Restricted Subsidiary for such Asset Sale is at least equal to the fair market value of the assets and properties sold or otherwise disposed of (as determined by the Board of Directors, whose good faith determination will be conclusive, and evidenced by a resolution of the Board of Directors); and

(ii)           the consideration received by the Trust or the relevant Restricted Subsidiary in respect of such Asset Sale is either (A) cash, Cash Equivalents, Liquid Securities or Exchanged Properties (collectively, “Permitted Consideration”) or (B) the property or assets received that do not constitute Permitted Consideration have an aggregate fair market value of no more than 10% of the Trust’s Adjusted Consolidated Net Tangible Assets.

(b)                                 If the Trust or any Restricted Subsidiary engages in an Asset Sale, the Trust may, at its option, within 365 days after such Asset Sale:

(i)            apply all or a portion of the Net Cash Proceeds to the permanent reduction of amounts outstanding under the Secured Group Facilities or to the repayment of any other Indebtedness of the Trust or a Restricted Subsidiary that ranks pari passu in right of payment with the Debt Securities;

(ii)           invest all or a portion of such Net Cash Proceeds in the Oil and Gas Business of the Trust and the Restricted Subsidiaries; or

(iii)          make an Asset Sale Offer pursuant to clause (c) below.

The amount of Net Cash Proceeds from all Asset Sale after the Closing Date not used for one of the purposes described in clause (i) or (ii) will constitute “Excess Proceeds”.  If at any time any non-cash consideration received by the Trust or any Restricted Subsidiary in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale for purposes of this Section 6.11 and the Net Cash Proceeds thereof shall be applied in accordance with this Section 6.11.

(c)                                  On any day when the aggregate amount of Excess Proceeds exceeds $25,000,000, the Trust shall, within 30 days thereafter, make an offer to purchase (an “Asset Sale Offer”) from all Debtholders, on a pro rata basis, in accordance with the procedures set forth in paragraph (d) below, the maximum principal amount (expressed as a multiple of $1,000) of Debt Securities that may be purchased with the Excess Proceeds.  The offer price as to each Debt Security will be payable in cash in an amount equal to 100% of the principal amount of such Debt Security plus in each case accrued and unpaid interest, if any, to the date of repurchase.  To the extent that the aggregate principal amount of Debt Securities validly tendered and not withdrawn pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Trust may use the portion of the Excess Proceeds not required to be used to repurchase the Debt Securities for any other purpose not prohibited by this Indenture.  If the aggregate principal amount of Debt Securities validly tendered and not withdrawn by Debtholders thereof exceeds the Excess Proceeds, the Debt Securities to be purchased will be selected by the Indenture Trustee on a pro rata basis (based upon the principal amount of Debt Securities).  Upon completion of such Asset Sale Offer, the amount of Excess Proceeds will be reset to zero.

(d)                                 Within the time period described in paragraph (c) above for making an Asset Sale Offer, the Trust shall mail a notice to each Debtholder in the manner provided in Section 13.2 stating:

(i)            that the Asset Sale Offer is being made pursuant to the provisions of Section 6.11 of this Indenture and that all Debt Securities duly and timely tendered shall be accepted for payment (except, as provided above, if the aggregate principal amount as the case may be, of the Debt Securities exceeds the amount of Excess Proceeds);

(ii)           the purchase price and the purchase date (the “Asset Sale Purchase Date”), which date shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(iii)          that any Debt Securities not tendered shall continue to accrue interest;

(iv)          that, unless the Trust defaults in the payment of the purchase price, all Debt Securities accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Purchase Date;

(v)           that Debtholders electing to have any Debt Securities purchased pursuant to an Asset Sale Offer shall be required to surrender the Debt Securities, together with such other forms or documents, if any, described in the notice, to the Indenture Trustee at the address specified in the notice prior to the close of business on the third Business Day preceding the Asset Sale Purchase Date;

(vi)          that Debtholders shall be entitled to withdraw their election if the Indenture Trustee receives, not later than the close of business on the second Business Day preceding the Asset Sale Purchase Date, a facsimile transmission or letter setting forth the name of the Debtholder, the principal amount of Debt Securities delivered for purchase, and a statement that such Debtholder is withdrawing his election to have such Debt Securities purchased;

(vii)         that Debtholders whose Debt Securities are being purchased only in part shall be issued new Debt Securities equal in principal amount to the unpurchased portion of the Debt Securities surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; and

(viii)       any other procedures that the Debtholders of Debt Securities must follow in order to tender their Debt Securities.

6.12                                                                        Limitation on Transactions with Affiliates

The Trust shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions with, or for the benefit of, any Affiliate of the Trust or any of its Restricted Subsidiaries unless such transaction or series of related transactions is on terms that are no less favourable to the Trust or such Restricted Subsidiary, as the case may be, than those that could have been obtained in an arm’s length transaction with a Person that is not an Affiliate of the Trust or its Restricted Subsidiaries.

The foregoing covenant shall not restrict any of the following:

(a)                                  transactions exclusively among the Trust and/or its Restricted Subsidiaries provided such transactions are not otherwise prohibited under this Indenture;

(b)                                 the Trust from paying reasonable and customary regular compensation or fees to, or executing customary expense reimbursement, indemnification or similar arrangements with, directors or executive officers of the Trust or any Restricted Subsidiary made in the ordinary course of business;

(c)                                  transactions permitted by the provisions of Section 6.9; and

(d)                                 transactions in connection with any SIFT Reorganization.

6.13                                                                        Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

The Trust shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a)                                  pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock;

(b)                                 pay any Indebtedness or other obligation owed to the Trust or any other Restricted Subsidiary;

(c)                                  make loans or advances to the Trust or any other Restricted Subsidiary; or

(d)                                 transfer any of its properties or assets to the Trust or any other Restricted Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of any of the following:

(i)            this Indenture, any Guarantee, the Debt Securities, the Senior Group Facilities and any other agreement in effect on the Closing Date;

(ii)           applicable law;

(iii)          customary non-assignment provisions of any lease governing a leasehold interest, or of any contract, of the Trust or any Restricted Subsidiary, relating to the property covered thereby and entered into in the ordinary course of business;

(iv)          any agreement or other instrument of a Person acquired by the Trust or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(v)           any encumbrance or restriction contained in contracts for sales of assets permitted by Section 6.11 with respect to assets to be sold pursuant to such contract; or

(vi)          any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (i) and (iv); provided that the terms and conditions of any such encumbrances or restrictions are not less favourable in any material respect to the Debtholders than those under or pursuant to the agreement so extended, renewed, refinanced or replaced.

6.14                                                                        Limitation on Liens

The Trust shall not, and shall not permit any Restricted Subsidiary to, create, incur, affirm or suffer to exist any Lien of any kind securing any Indebtedness (other than any Lien securing all or any of the Secured Group Facilities and any Permitted Lien) of the Trust or any Restricted Subsidiary now owned or acquired after the Closing Date, or any income or profits therefrom, unless the Debt Securities are directly secured equally and rateably with (or prior to, in the case of Subordinated Indebtedness) the obligation or liability secured by such Lien, and except for any Lien securing Acquired Indebtedness created prior to the incurrence of such Indebtedness by the Trust or any Restricted Subsidiary, provided that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Indebtedness prior to the related acquisition by the Trust or the Restricted Subsidiary, except to the extent it qualifies as Permitted Indebtedness pursuant to the provisions of clause (i) of the definition thereof.

6.15                                                                        Unrestricted Subsidiaries

(a)                                  The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) an Unrestricted Subsidiary so long as:

(i)            neither the Trust nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary;

(ii)           no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated Maturity;

(iii)          any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary will not violate the provisions of Section 6.9;

(iv)          neither the Trust nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from Persons who are not Affiliates of the Trust; and

(v)           neither the Trust nor any Restricted Subsidiary has any obligation to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary, or to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve certain levels of operating results.

(b)                                 The Trust may designate any Unrestricted Subsidiary as a Restricted Subsidiary, provided that:

(i)            no Default or Event of Default has occurred and is continuing following such designation;

(ii)           the Trust could incur at least $1.00 of additional Indebtedness (except for Permitted Indebtedness) pursuant to the first paragraph of Section 6.8 (treating any Indebtedness of such Unrestricted Subsidiary as the incurrence of Indebtedness by a Restricted Subsidiary); and

(iii)          such designation is evidenced by a Board Resolution, which is filed with the Indenture Trustee, together with an Officer’s Certificate certifying that such designation complied with the provisions of this paragraph (b).

6.16                                                                        Guarantees of Indebtedness by Restricted Subsidiaries

The Trust shall not permit any Restricted Subsidiary that is not a Guarantor, directly or indirectly, to guarantee, assume or in any other manner become liable for the payment of any Indebtedness of the Trust or any other Restricted Subsidiary under the Senior Secured Credit Facilities unless such Restricted Subsidiary forthwith (and in any event within ten (10) Business Days) executes and delivers a Guarantee.

6.17                                                                        Limitation on Conduct of Business.

The Trust shall not, and shall not permit any of its Restricted Subsidiaries to, conduct any business other than the Oil and Gas Business or acting as a special purpose financing conduit on behalf of the Trust and the other Restricted Subsidiaries.

6.18                                                                        Waiver of Covenants.

The Trust or any Restricted Subsidiary may omit in any particular instance to comply with any term, provision or condition set forth in this Article 6, if before or after the time for such compliance the Debtholders of at least a majority in principal amount of the outstanding Debt Securities, by act of such Debtholders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Trust and the duties of the Indenture Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE 7
DEFAULT AND ENFORCEMENT

7.1                                                                               Events of Default

Unless otherwise provided in a Supplemental Indenture, an “Event of Default”, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)                                  default in the payment of any interest on any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)                                 default in the payment of the principal of (or Premium, if any) on any Debt Security when due and the continuance of such default for a period of 3 days;

(c)                                  failure to make or consummate a Change of Control Offer or an Asset Sale Offer in accordance with the provision of Section 6.10 or Section 6.11, respectively;

(d)                                 default in any material way in the observance or performance, or breach, of any covenant or agreement of the Trust or any Guarantor contained in this Indenture or any Guarantee (other than as contemplated by clauses (a), (b) and (c) above) and continuance of such default or breach for a period of 30 days after written notice has been given: (i) to the Trust by the Indenture Trustee; or (ii) to the Trust and the Indenture Trustee by the holders of not less than 25% in principal amount of the Debt Securities then outstanding;

(e)                                  the occurrence of an event of default under any mortgage, bond, indenture, loan agreement or other document evidencing Indebtedness of the Trust or any Restricted Subsidiary, which Indebtedness has an aggregate outstanding principal amount of $25,000,000 or more, and such default: (i) results in the acceleration of such Indebtedness prior to its Maturity; or (ii) constitutes a failure to make any payment with respect to any such Indebtedness when due and payable after expiration of any applicable grace period;

(f)                                    failure by the Trust or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $25,000,000, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

(g)                                 other than in respect of a SIFT Reorganization, an entry of a decree or order by a court having jurisdiction in the premises adjudging the Trust or any Principal Operating Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustments or composition of or in respect of the Trust or any Principal Operating Subsidiary under any Bankruptcy Law or any other applicable Canadian, United States federal, provincial or state law, or appointing a receiver of the Trust or any Principal Operating Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(h)                                 other than in respect of a SIFT Reorganization, the institution by the Trust or any Principal Operating Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any Bankruptcy Law or the consent by it to the filing of any such petition or to the appointment of a receiver of the Trust or any Principal Operating Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

For greater certainty, for the purposes of this Section 7.1, a series of Debt Securities shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, Premium, if any, or interest on the Debt Securities of such series in which case references to Debt Securities in this Section 7.1 refer to Debt Securities of that particular series.

For purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Debt Securities as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Debt Securities of such series and references in this Article 7 to the Debt Securities shall mean Debt Securities of the particular series and references to the Debtholders shall refer to the Debtholders of the particular series, as applicable, unless the context otherwise requires.

7.2                                                                               Acceleration of Maturity; Rescission and Annulment

If an Event of Default (other than as specified in Section 7.1(h)) occurs and is continuing, the Indenture Trustee or the Debtholders of not less than 25% in aggregate principal amount of the outstanding Debt Securities may, and the Indenture Trustee at the request of such Debtholders shall, declare the principal of (and Premium, if any) and accrued and unpaid interest on, all of the outstanding Debt Securities immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.  If an Event of Default specified in Section 7.1(g) or (h)) above occurs and is continuing, then the principal (and Premium, if any), and accrued and unpaid interest on all of the outstanding Debt Securities then will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Debtholder.  The Trust shall deliver to the Indenture Trustee, within 10 days after the occurrence thereof, notice of any default or acceleration referred to in Section 7.1(e).

At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the Debtholders of a majority in aggregate principal amount of the outstanding Debt Securities, by written notice to the Trust and the Debtholders, the Indenture Trustee, may rescind such declaration and its consequences if:

(a)                                  the Trust or any Guarantor has paid or deposited with the Indenture Trustee a sum sufficient to pay,

(i)            all overdue interest on all Debt Securities;

(ii)           all unpaid principal of (and Premium, if any) on any outstanding Debt Securities that has become due other than by such declaration of acceleration and interest thereon at the rate borne by the Debt Securities;

(iii)          to the extent that payment of such interest is lawful, interest on overdue interest and overdue principal at the rate borne by the Debt Securities; and

(iv)          all sums paid or advanced by the Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel; and

(b)                                 all Events of Default, other than the non payment of amounts of principal of (and Premium, if any) or interest on the Debt Securities that have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 7.14.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Debt Securities because an Event of Default specified in Section 7.1(e) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Indenture Trustee by the Trust and countersigned by the holders of such Indebtedness or a Indenture Trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Debt Securities, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

7.3                                                                               Collection of Indebtedness and Suits for Enforcement by Indenture Trustee.

The Trust and each of the Guarantors, if any, covenants that if:

(a)                                  default is made in the payment of any installment of interest on any Debt Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(b)                                 default is made in the payment of the principal of (or Premium, if any) on any Debt Security at the Maturity thereof,

the Trust and each Guarantor (if any) will, upon demand of the Indenture Trustee, pay to the Indenture Trustee for the benefit of the Debtholders, the whole amount then due and payable on such Debt Securities for principal (and Premium, if any) and interest, and interest on any overdue principal (and Premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Debt Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel.

If the Trust or any Guarantor (if any), as the case may be, fails to pay such amounts forthwith upon such demand, the Indenture Trustee, in its own name as Indenture Trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Trust, such Guarantor or any other obligor upon the Debt Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Trust, such Guarantor or any other obligor upon the Debt Securities, wherever situated.

If an Event of Default occurs and is continuing, the Indenture Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Debtholders by such appropriate judicial proceedings as the Indenture Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

7.4                                                                               Indenture Trustee May File Proofs of Claim

In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Trust and its debts or any other obligor upon the Debt Securities (including the Guarantors, if any), and their debts or the property of the Trust or of such other obligor or their creditors, the Indenture Trustee (irrespective of whether the principal of the Debt Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand on the Trust for the payment of overdue principal (and Premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)                                  to file and prove a claim for the whole amount of principal (and Premium, if any) and interest owing and unpaid in respect of the Debt Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel) and of the Debtholders allowed in such judicial proceeding; and

(b)                                 to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same, and any custodian, receiver, assignee, Indenture Trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Debtholder to make such payments to the Indenture Trustee and, in the event that the Indenture Trustee shall consent to the making of such payments directly to the Debtholders, to pay the Indenture Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due the Indenture Trustee hereunder.

Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or accept or adopt on behalf of any Debtholder any plan of reorganization, arrangement, adjustment or composition affecting the Debt Securities or the rights of any Debtholder thereof, or to authorize the Indenture Trustee to vote in respect of the claim of any Debtholder in any such proceeding.

7.5                                                                               Indenture Trustee May Enforce Claims Without Possession of Debt Securities.

All rights of action and claims under this Indenture or the Debt Securities may be prosecuted and enforced by the Indenture Trustee without the possession of any of the Debt Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Indenture Trustee shall be brought in its own name as Indenture Trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, be for the ratable benefit of the Debtholders of the Debt Securities in respect of which such judgment has been recovered.

7.6                                                                               Application of Monies by Indenture Trustee

(a)                                  Except as herein otherwise expressly provided, any money collected by the Indenture Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal (or Premium, if any) or interest, upon presentation of the Debt Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(i)            first, in payment or in reimbursement to the Indenture Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Indenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)           second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the holders of Debt Securities, of the principal of and Premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debt Securities which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, Premium (if any) and interest as may be directed by such resolution; and

(iii)          third, in payment of the surplus, if any, of such monies to the Trust or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, Premium or interest on any Debt Securities held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debt Securities pledged for value and in good faith to a Person other than the Trust or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debt Securities which are not so held.

(b)                                 The Indenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Indenture Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debt Securities, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

7.7                                                                               No Suits by Debtholders

No holder of any Debt Security shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debt Securities or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Trust or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless:

(a)                                  such holder shall previously have given to the Indenture Trustee written notice of the happening of an Event of Default hereunder;

(b)                                 the Debtholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debt Securities then outstanding shall have made a request to the Indenture Trustee and the Indenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose;

(c)                                  the Debtholders or any of them shall have furnished to the Indenture Trustee, when so requested by the Indenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby;

(d)                                 the Indenture Trustee shall have failed to act within 60 days after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Indenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debt Securities; and

(e)                                  no direction inconsistent with such written request has been given to the Indenture Trustee during such 60 day period by the Debtholders of a majority or more in principal amount of the outstanding Debt Securities, it being understood and intended that no one or more Debtholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Debtholders, or to obtain or to seek to obtain priority or preference over any other Debtholders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Debtholders.

7.8                                                                               Unconditional Right of Debtholders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, a Debtholder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and Premium, if any) and interest on such Debt Security on the applicable Maturity date (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Debtholder.

7.9                                                                               Restoration of Rights and Remedies.

If the Indenture Trustee or any Debtholder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Indenture Trustee or to such Debtholder, then and in every such case, subject to any determination in such proceeding, the Trust, the Guarantors (if any), the Indenture Trustee and the Debtholders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Indenture Trustee and the Debtholders shall continue as though no such proceeding had been instituted.

7.10                                                                        Rights and Remedies Cumulative.

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Indenture Trustee or to the Debtholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11                                                                        Delay or Omission Not Waiver

No delay or omission of the Indenture Trustee or of any holder of any Debt Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article 7 or by law to the Indenture Trustee or to the Debtholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Debtholders, as the case may be.

7.12                                                                        Control by Debtholders.

The holders of not less than a majority in principal amount of the outstanding Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee, provided that:

(a)                                  such direction shall not be in conflict with any rule of law or with this Indenture,

(b)                                 the Indenture Trustee may take any other action deemed proper by the Indenture Trustee which is not inconsistent with such direction, and

(c)                                  the Indenture Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Debtholders not consenting.

7.13                                                                        Notice of Event of Default

If an Event of Default shall occur and be continuing the Indenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debtholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Indenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debt Securities then outstanding, the Indenture Trustee shall not be required to give such notice if the Indenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debtholders and shall have so advised the Trust in writing.

7.14                                                                        Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)                                  the holders of the Debt Securities shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debt Securities then outstanding, to instruct the Indenture Trustee to waive any Event of Default and to cancel any declaration made by the Indenture Trustee pursuant to Section 7.1 and the Indenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debt Securities, then the holders of more than 50% of the principal amount of the outstanding Debt Securities of that series shall be entitled to exercise the foregoing power and the Indenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debt Securities; or

(b)                                 the Indenture Trustee, so long as it has not become bound to declare the principal and interest on the Debt Securities then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Indenture Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may deem advisable.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.  No such act or omission either of the Indenture Trustee or of the Debtholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.15                                                                        Waiver of Stay or Extension Laws

The Trust covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Trust (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.16                                                                        Undertaking for Costs

All parties to this Indenture agree, and each holder of any Debt Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken, suffered or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Indenture Trustee, to any suit instituted by any holder, or group of holders, holding in the aggregate more than 10% in principal amount of the outstanding Debt Securities, or to any suit instituted by any holder for the enforcement of the payment of the principal (Premium, if any) or interest on any Debt Security on or after the respective Maturity date in such Debt Security (or, in the case of redemption, on or after the applicable Redemption Date).

7.17                                                                        Judgment Against the Trust

The Trust covenants and agrees with the Indenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debtholders, judgment may be rendered against it in favour of the Debtholders or in favour of the Indenture Trustee, as Indenture Trustee for the Debtholders, for any amount which may remain due in respect of the Debt Securities and premium (if any) and the interest thereon and any other monies owing hereunder.

7.18                                                                        Immunity of Indenture Trustee and Others

The Debtholders and the Indenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, Indenture Trustee or holder of Trust Units of the Trust or of any successor for the payment of the principal of or premium or interest on any of the Debt Securities or on any covenant, agreement, representation or warranty by the Trust contained herein or in the Debt Securities.

7.19                                                                        Notice of Payment by Indenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 13.2 by the Indenture Trustee to the Debtholders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debtholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debt Securities, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.20                                                                        Indenture Trustee May Demand Production of Debt Securities

The Indenture Trustee shall have the right to demand production of the Debt Securities in respect of which any payment of principal, interest or premium required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Indenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Indenture Trustee shall deem sufficient.

ARTICLE 8
SATISFACTION AND DISCHARGE

8.1                                                                               Cancellation and Destruction

All matured Debt Securities shall forthwith after payment of all obligations thereunder be delivered to the Indenture Trustee or to a Person appointed by it or by the Trust with the approval of the Indenture

Trustee and cancelled by the Indenture Trustee. All Debt Securities which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Indenture Trustee and, if required by the Trust, the Indenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debt Securities so destroyed.

8.2                                                                               Release from Covenants

Upon proof being given to the reasonable satisfaction of the Indenture Trustee that:

(a)                                  the principal of all of the Debt Securities, Premium (if any) thereon and interest (including interest on amounts in default) thereon and other money payable under this Indenture has been paid or satisfied; or

(b)                                 all the outstanding Debt Securities have matured or have been duly called for redemption (or the Indenture Trustee has been given irrevocable instructions by the Trust to publish, within 90 days, notice of redemption of all outstanding Debt Securities), and such payment or redemption has been duly provided for by payment to the Indenture Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Indenture Trustee in relation to this Indenture and all interest thereon and the remuneration of the Indenture Trustee (or upon provision satisfactory to the Indenture Trustee being made therefor), at the written request and at the expense of the Trust, the Indenture Trustee will forthwith execute and deliver to the Trust and the Guarantors, as the case may be, such deeds or other instruments necessary to evidence the satisfaction and discharge of this Indenture and to release the Trust and the Guarantors, as the case may be, from their respective covenants in this Indenture, except those relating to the indemnification of the Indenture Trustee.

8.3                                                                               Non-Presentation of Debt Securities

If the holder of any Debt Security fails to surrender the same for payment on the date on which the principal of, Premium (if any) thereon and interest thereon or represented thereby becomes payable, either at Maturity or on the date fixed for redemption or otherwise, and does not within such time accept payment in respect thereof or give receipt therefor, if any, as the Indenture Trustee may require:

(a)                                  the Trust shall be entitled to pay or deliver to the Indenture Trustee and direct it to set aside or the Trust will be entitled to make provision in form satisfactory to the Indenture Trustee in its absolute discretion for the payment of; or

(b)                                 in respect of monies deposited with the Indenture Trustee which may or should be applied to the payment of the Debt Securities, the Trust shall be entitled to direct the Indenture Trustee to set aside; or

(c)                                  if the redemption was pursuant to notice given by the Indenture Trustee, the Indenture Trustee may itself set aside;

the monies in trust to be paid to the holder of such Debt Security upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, Premium (if any) or the interest payable on or represented by each Debt Security in respect whereof such monies, have been set aside shall be deemed to have been paid and thereafter such Debt Securities will not be considered as outstanding under this Indenture and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies, so set aside by the Indenture Trustee (without interest) upon due presentation and surrender thereof of the relevant Debt Security, subject always to the provisions of Section 8.4. Any money so set aside may, and if remaining unclaimed for 60 days and upon request by written instructions of the Trust, shall be invested by the Indenture Trustee in accordance with Section 11.9.

8.4                                                                               Repayment of Unclaimed Monies or Trust Units

Subject to applicable law, any monies set aside under Section 8.3 and not claimed by and paid to holders of Debt Securities as provided in Section 8.3 within six years after the date of such setting aside shall be repaid and delivered to the Trust by the Indenture Trustee and thereupon the Indenture Trustee shall be released from all further liability with respect to such monies, and thereafter the holders of the Debt Securities in respect of which such monies, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the monies, from the Trust subject to any limitation provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Indenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 8.3 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after such setting aside, and if such funds or any portion thereof are claimed after the date of such payment of the remaining funds to the Trust but prior to six years after such setting aside, the Indenture Trustee shall immediately provide to the Trust written notice of such claim, and the Trust shall promptly deposit with the Indenture Trustee funds in the amount necessary to satisfy such claim.

8.5                                                                               Discharge

The Indenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee), upon proof being given to the reasonable satisfaction of the Indenture Trustee that the principal of, Premium (if any) and interest (including interest on amounts in default, if any), on all the Debt Securities and all other monies payable hereunder have been paid or satisfied or that all the Debt Securities having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debt Securities and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

8.6                                                                               Defeasance

(a)                                  The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debt Securities of any series and the Indenture Trustee, at the request and expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debt Securities, when, with respect to all of the outstanding Debt Securities or all of the outstanding Debt Securities of any series, as applicable, if:

(i)            the Trust has deposited or caused to be deposited with the Indenture Trustee as trust funds or property in trust for the purpose of making payment on such Debt Securities, an amount in money, sufficient to pay, satisfy and discharge the entire amount of principal of, Premium, if any, and interest, if any, to Maturity or any repayment date or Redemption Dates, as the case may be, of such Debt Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to Maturity or any repayment date, as the case may be, of all such Debt Securities;

(ii)           the Trust has paid, caused to be paid or made provisions to the satisfaction of the Indenture Trustee for the payment of all other sums payable with respect to all of such Debt Securities (together with all applicable expenses of the Indenture Trustee in connection with the payment of such Debt Securities); and

(iii)          the Trust has delivered to the Indenture Trustee an Officers’ Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debt Securities have been complied with.

Any deposits with the Indenture Trustee referred to in this Section 8.6 shall be irrevocable, subject to Section 8.7, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Indenture Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Debt Securities being satisfied.

(b)                                 Upon the satisfaction of the conditions set forth in this Section 8.6 with respect to all the outstanding Debt Securities, or all the outstanding Debt Securities of any series, as applicable, the terms and conditions of the Debt Securities, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2 and 5 and the provisions of Article 1 pertaining to Articles 2 and 5) shall no longer be binding upon or applicable to the Trust.

(c)                                  Any funds or obligations deposited with the Indenture Trustee pursuant to this Section 8.6 shall be denominated in the currency or denomination of the Debt Securities in respect of which such deposit is made.

(d)                                 If the Indenture Trustee is unable to apply any money in accordance with this Section 8.6 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust’s obligations under this Indenture and the affected Debt Securities shall be revived and reinstated as though no money had been deposited pursuant to this Section 8.6 until such time as the Indenture Trustee is permitted to apply all such money in accordance with this Section 8.6, provided that if the Trust has made any payment in respect of principal of, Premium, if any, or interest on Debt Securities or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debt Securities to receive such payment from the money held by the Indenture Trustee.

8.7                                                                               Continuance of Rights, Duties and Obligations

(a)                                  Where trust funds or trust property have been deposited pursuant to Section 8.6, the holders of Debt Securities and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Articles 2 and 5.

(b)                                 In the event that, after the deposit of trust funds or trust property pursuant to Section 8.6, the Trust is required to make an offer to purchase any outstanding Debt Securities, the Trust shall be entitled to use any trust money or trust property deposited with the Indenture Trustee pursuant to Section 8.6 for the purpose of paying to any holders of such Debt Securities who have accepted any such offer of the total offer price payable in respect of an offer relating to any of Debt Securities. Upon receipt of a Written Direction from the Trust, the Indenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Indenture Trustee pursuant to Section 8.6 in respect of the Debt Securities which is applicable to the Debt Securities held by such holders who have accepted any such offer of the Trust (which amount shall be based on the applicable principal amount of the Debt Securities held by accepting offerees in relation to the aggregate outstanding principal amount of all the Debt Securities).

ARTICLE 9
MEETINGS OF DEBENTUREHOLDERS

9.1                                                                               Right to Convene Meeting

(a)                                  The Indenture Trustee or the Trust may at any time and from time to time, and the Indenture Trustee shall, on receipt of a Written Direction of the Trust or a Debtholders’ Request from holders of Debt Securities of any series of Debt Securities of not less than 25% of the principal amount of the Debt Securities then outstanding and upon receiving funding for the costs thereof and being indemnified to its reasonable satisfaction by the Trust or by the Debtholders signing such Debtholders’ Request convene a meeting of Debt Security holders of that series. If, in the opinion of Counsel, any business to be transacted at any meeting or any action to be taken or power to be exercised by signed instrument pursuant to this Article 9 does not adversely affect the rights of holders of Debt Securities of one or more particular series, no notice of any such meeting need be given to the holders of the Debt Securities of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as the Debt Securities of a particular series are outstanding or an Event of Default relating to one series of Debt Securities will be deemed not to adversely affect the rights of the holders of the Debt Securities of any other series.

(b)                                 At any time and from time to time, the Indenture Trustee on behalf of the Trust may and, on receipt of a Written Order or a Debtholders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Indenture Trustee by the Trust or the Debtholders signing such Debtholders’ Request, will, convene a meeting of all Debtholders.

(c)                                  If the Indenture Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Trust or such Debtholders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as those Debtholders designate. Every such meeting will be held in Calgary, Alberta or such other place as the Indenture Trustee may in any case determine or approve.

9.2                                                                               Notice of Meetings

(a)                                  At least 21 days notice of any meeting of the holders of Debt Securities of any series or of all series then outstanding, as the case may be, shall be given to the holders of Debtholders in that series of all series then outstanding, as applicable, in the manner provided in Section 13.2 and a copy of such notice shall be sent by post to the Indenture Trustee, unless the meeting has been called by it and to the Trust unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debt Securities shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)                                 If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 9.15, especially affects the rights of holders of Debt Securities of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debt Securities of any other series are affected (determined as provided in Sections 9.2(c) and (d)), then:

(i)            a reference to such fact, indicating each series of Debt Securities in the opinion of the Indenture Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)           the holders of Debt Securities of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.15 unless in addition to compliance with the other provisions of this Article 9:

(A)          at such Serial Meeting: (I) there are Debtholders present in Person or by proxy and representing at least 25% in principal amount of the Debt Securities then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debt Securities of such series then outstanding voted on the resolution; or

(B)           in the case of action taken or power exercised by instrument in writing under Section 9.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debt Securities of such series then outstanding.

(c)                                  Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Debtholders, or any action to be taken or power to be exercised by instrument in writing under Section 9.15, especially affects the rights of the Debtholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debtholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debtholders, the Indenture Trustee and the Trust for all purposes hereof.

(d)                                 A proposal:

(i)            to extend the Maturity of Debt Securities of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)           to modify or terminate any covenant or agreement which by its terms is effective only so long as Debt Securities of a particular series are outstanding; or

(iii)          to reduce with respect to Debtholders of any particular series any percentage stated in this Section 9.2 or Sections 9.4, 9.12 and 9.15;

shall be deemed to especially affect the rights of the Debtholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debt Securities of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debt Securities of any or all other series.

9.3                                                                               Chairman

Some Person, who need not be a Debtholder, nominated in writing by the Indenture Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debtholders present in Person or by proxy shall choose some Person present to be chairman.

9.4                                                                               Quorum

Subject to this Indenture, at any meeting of Debt Securities a quorum shall consist of two or more Debtholders present in Person or by proxy and representing at least 25% of the principal amount of the outstanding Debt Securities and, if the meeting is a Serial Meeting, at least 25% of the Debt Securities then outstanding of each especially affected series. If a quorum of the Debtholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Debtholders or pursuant to a Debtholders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debtholders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debt Securities or of the Debt Securities then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5                                                                               Power to Adjourn

The chairman of any meeting at which a quorum of the Debtholders is present may, with the consent of the holders of a majority in principal amount of the Debt Securities represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6                                                                               Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debtholder or as proxy for one or more Debtholders or both, shall have one vote. On a poll each Debtholder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of the relevant series of Debt Securities of which it is the holder. In the case of any Debt Security denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debtholder. In the case of joint registered holders of a Debt Security, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in Person or by proxy, they shall vote together in respect of the Debt Securities of which they are joint holders.

9.7                                                                               Show of Hands

Every question submitted to a meeting, except an Extraordinary Resolution, will be decided by a majority of the votes given on a show of hands or, if a poll is requested as provided in this Indenture, by a majority of the votes cast on the poll and will be binding on all holders of Debt Securities in the relevant series, or in all series then outstanding, as applicable. At any meeting of Debtholders where no poll is required or requested, a declaration made by the chairman that a resolution has been carried, or carried by any particular majority, or lost, will be conclusive evidence thereof.

9.8                                                                               Poll

A poll will be taken on every Extraordinary Resolution and when required by a Debtholder or a proxy representing a Debtholder holding at least 5% of the principal amount of Debt Securities represented at the meeting. If at any meeting a poll is so demanded on the election of a chairman or on a question of adjournment, it will be taken forthwith. If at any meeting a poll is demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll will be taken in such manner and either at once or after an adjournment as the Chairman directs. The result of a poll will be deemed to be the decision of the meeting at which the poll was demanded and will be binding on all holders of Debt Securities in the relevant series.

9.9                                                                               Proxies

A Debtholder may be present and vote at any meeting of Debtholders by an authorized representative. The Trust (in case it convenes the meeting) or the Indenture Trustee (in any other case) for the purpose of enabling the Debtholders to be present and vote at any meeting without producing their Debt Securities, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)                                  the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debtholder;

(b)                                 the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Trust or the Debtholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)                                  the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Trust or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debt Securities, or as entitled to vote or be present at the meeting in respect thereof, shall be Debtholders and Persons whom Debtholders have by instrument in writing duly appointed as their proxies.

9.10                                                                        Persons Entitled to Attend Meetings

The Trust and the Indenture Trustee, by their respective trustees, directors, officers and employees and the legal advisors of the Trust, the Indenture Trustee or any Debtholder may attend any meeting of the Debtholders, but shall have no vote as such.

9.11                                                                        Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debtholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange, if any, on which the Debt Securities are then listed:

(a)                                  power to authorize the Indenture Trustee to grant extensions of time for payment of any principal, Premium or interest on the Debt Securities, whether or not the principal, Premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)                                 power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debtholders or the Indenture Trustee against the Trust, or against its property, whether such rights arise under this Indenture or the Debt Securities or otherwise;

(c)                                  power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debt Security which shall be agreed to by the Trust and to authorize the Indenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)                                 power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

(e)                                  power to direct or authorize the Indenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)                                    power to waive, and direct the Indenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Indenture Trustee pursuant to Section 7.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)                                 power to restrain any Debtholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, Premium or interest on the Debt Securities, or for the execution of any trust or power hereunder;

(h)                                 power to direct any Debtholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.2, of the costs, charges and expenses reasonably and properly incurred by such Debtholder in connection therewith;

(i)                                     power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j)                                     power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the Debtholders, such of the powers of the Debtholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debtholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debtholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)                                  power to remove the Indenture Trustee from office and to appoint a new Indenture Trustee or Indenture Trustees provided that no such removal shall be effective unless and until a new Indenture Trustee or Indenture Trustees shall have become bound by this Indenture;

(l)                                     power to sanction the exchange of the Debt Securities for or the conversion thereof into units, bonds, Debt Securities or other securities or obligations of the Trust or of any other Person formed or to be formed;

(m)                               power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 9.11(l); and

(n)                                 power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debtholders or by any committee appointed pursuant to Section 9.11(j).

9.12                                                                        Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debtholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debtholders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by Extraordinary Resolution will derogate in any way from the rights of the Trust or pursuant to this Indenture.

9.13                                                                        Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Indenture Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debtholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.14                                                                        Instruments in Writing

Any action which may be taken and any power which may be exercised by the holders of a series of Debt Securities at a meeting held as provided in this Article 9 provided may also be taken and exercised by the holders of not less than 50% of the aggregate principal amount of the outstanding Debt Securities in such series by a signed instrument, except for matters required to be approved by Extraordinary Resolution in which case such matter may be approved by an instrument signed by 66 2/3% of the aggregate principal amount of outstanding Debt Securities of such series, and the expressions “resolution” or “Extraordinary Resolution” when used in this Indenture will include instruments so signed. Notice of any resolution or Extraordinary Resolution passed in accordance with this Section 9.14 will be given by the Indenture Trustee to the Debtholders affected thereby within 30 days of the date on which such resolution or Extraordinary Resolution was passed.

9.15                                                                        Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debtholders shall be binding upon all the Debtholders, whether present at or absent from such meeting, and every instrument in writing signed by Debtholders in accordance with Section 9.14 shall be binding upon all the Debtholders, whether signatories thereto or not, and each and every Debtholder and the Indenture Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Indenture Trustee (relying on the advice of Counsel) to be effective only with respect to Debt Securities of a particular series, may be modified by the required resolution or consent of the holders of Debt Securities of such series in the same manner as if the Debt Securities of such series were the only Debt Securities outstanding under this Indenture.

9.16                                                                        Evidence of Rights of Debtholders

(a)                                  Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debtholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debtholders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

(b)                                 Notwithstanding subsection 9.16(a), the Indenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

9.17                                                                        Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 9.14, does not adversely affect the rights of the holders of Debt Securities of one or more series, the provisions of this Article 9 shall apply as if the Debt Securities of such series were not outstanding and no notice of any such meeting need be given to the holders of Debt Securities of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debt Securities of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debt Securities of any other series.

ARTICLE 10
SUCCESSORS TO THE TRUST

10.1                                                                        Restrictions on Amalgamation, Merger and Sale of Certain Assets

Subject to Section 1.15, the Trust may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(a)                                  the entity (the “Successor” including, if required in the case of a joint venture, the parties to such joint venture) formed by such consolidation or amalgamation or into which the Trust is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of the Trust substantially as an entirety is a corporation, trust, partnership, limited partnership, joint venture or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) the Successor assumes under a Supplemental Indenture with the Indenture Trustee in form satisfactory to counsel to the Indenture Trustee (who may be counsel to the Trust), all obligations of the Trust under the Indenture, any Supplemental Indenture and the Debt Securities, and such transaction to the satisfaction of the Indenture Trustee and in the opinion of counsel will be upon such terms to preserve and not to impair any of the rights and powers of the Indenture Trustee and of the Debtholders under this Indenture;

(b)                                 immediately before and immediately after giving effect to such transaction, no Event of Default has occurred and is continuing;

(c)                                  each of the Guarantors shall have executed and delivered to the Indenture Trustee a confirmation that the Guarantee executed by such Guarantor shall continue to guarantee the obligations of the Successor under the Debt Securities; and

(d)                                 the Trust has delivered to the Indenture Trustee a Certificate and an opinion of counsel each stating that such consolidation, amalgamation, merger, sale, lease or transfer and such supplemental indenture comply with this Article and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

10.2                                                                        Vesting of Powers in Successor

Whenever the conditions of Section 10.01 have been duly observed and performed, the Indenture Trustee will execute and deliver a supplemental indenture as provided for in Article 12 and then:

(a)                                  the Successor will possess and from time to time may exercise each and every right and power of the Trust under this Indenture in the name of the Trust or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any Indenture Trustees or officers of the Trust may be done and performed with like force and effect by the like Indenture Trustees or directors or officers of such Successor; and

(b)                                 the Trust will be released and discharged from liability under this Indenture and the Indenture Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11
CONCERNING THE DEBENTURE INDENTURE TRUSTEE

11.1                                                                        No Conflict of Interest

The Indenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Indenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debt Securities issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Indenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 11.2.

11.2                                                                        Replacement of Indenture Trustee

The Indenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient. If at any time a material conflict of interest exists in the Indenture Trustee’s role as a fiduciary hereunder the Indenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 11.2. The validity and enforceability of this Indenture and of the Debt Securities issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Indenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Debt Security Indenture Trustee unless a new Debt Security Indenture Trustee has already been appointed by the Debtholders. Failing such appointment by the Trust, the retiring Debt Security Indenture Trustee or any Debtholder may apply to a Judge of the Court of Queen’s Bench of Alberta, on such notice as such Judge may direct at the Trust’s expense, for the appointment of a new Debt Security Indenture Trustee but any new Debt Security Indenture Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debtholders and the appointment of such new Debt Security Indenture Trustee shall be effective only upon such new Debt Security Indenture Trustee becoming bound by this Indenture. Any new Debt Security Indenture Trustee appointed under any provision of this Section 11.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debt Security Indenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Indenture Trustee.

Any company into which the Indenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Indenture Trustee shall be a party, shall be the successor Indenture Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debt Security Indenture Trustee or of the Trust, the Indenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Indenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debt Security Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Indenture Trustee to the successor Debt Security Indenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new Debt Security Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debt Security Indenture Trustee, be made, executed, acknowledged and delivered by the Trust.

11.3                                                                        Duties of Indenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Indenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Indenture Trustee would exercise in comparable circumstances. Subject to the foregoing, the Indenture Trustee will be liable for its own wilful misconduct and gross negligence. The Indenture Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Indenture Trustee, or for having permitted any agent or co-Indenture Trustee to receive and retain any money payable to the Indenture Trustee, except as aforesaid.

11.4                                                                        Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Indenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Indenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Indenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 11.5, if applicable, and with any other applicable requirements of this Indenture. The Indenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Indenture Trustee may rely on an opinion of Counsel satisfactory to the Indenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

The Indenture Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Debt Securities provided such issue or transfer is effected in accordance with the terms of this Indenture. The Indenture Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Indenture Trustee shall have no obligation, other than to confer with the Trust and its Counsel, to ensure that legends appearing on the Debt Securities comply with regulatory requirements or securities laws or any applicable jurisdiction.

11.5                                                                        Evidence and Authority to Indenture Trustee, Opinions, etc.

The Trust shall furnish to the Indenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Indenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debt Securities hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Indenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Indenture Trustee in accordance with the terms of this Section 11.5, or (b) the Indenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)                                  a certificate made by any two officers or directors of Baytex, on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)                                 in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)                                  in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Trust whom the Indenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debt Securities and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Indenture Trustee, officer or employee of the Trust or Baytex it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish or cause to be furnished to the Indenture Trustee at any time if the Indenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Trust shall, whenever the Indenture Trustee so requires, furnish the Indenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Indenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

11.6                                                                        Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Indenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Indenture Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

11.7                                                                        Experts, Advisers and Agents

The Indenture Trustee may:

(a)                                  employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Indenture Trustee or by the Trust, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)                                 employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Indenture Trustee may, but need not be, solicitors for the Trust.

11.8                                                                        Indenture Trustee May Deal in Debt Securities

Subject to Sections 11.1 and 11.3, the Indenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debt Securities and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

11.9                                                                        Investment of Monies Held by Indenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Indenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Indenture Trustee or which may be in the hands of the Indenture Trustee, may be invested and reinvested in the name or under the control of the Indenture Trustee in securities in which, under the laws of the Province of Alberta, Indenture Trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected by the Trust to facilitate any payments expected to be made under this Indenture, after their purchase by the Indenture Trustee, and unless and until the Indenture Trustee shall have declared the principal of and interest on the Debt Securities to be due and payable, the Indenture Trustee shall so invest such monies at the Written Direction of the Trust given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Indenture Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Indenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Indenture Trustee shall have declared the principal of and interest on the Debt Securities to be due and payable, the Indenture Trustee shall pay over to the Trust all interest received by the Indenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

11.10                                                                 Indenture Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Indenture Trustee shall not, subject to Section 11.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust’s business, unless the Indenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debt Securities then outstanding or by any Extraordinary Resolution of the Debtholders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.11                                                                 Indenture Trustee Not Required to Give Security

The Indenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.12                                                                 Indenture Trustee Not Bound to Act on Trust’s Request

Except as in this Indenture otherwise specifically provided, the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or Baytex until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Indenture Trustee, and the Indenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Indenture Trustee to be genuine.

11.13                                                                 Conditions Precedent to Indenture Trustee’s Obligations to Act Hereunder

The obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Indenture Trustee and of the Debtholders hereunder shall be conditional upon the Debtholders furnishing when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Indenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debtholders at whose instance it is acting to deposit with the Indenture Trustee the Debt Securities held by them for which Debt Securities the Indenture Trustee shall issue receipts.

11.14                                                                 Authority to Carry on Business

The Indenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 11.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Indenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Provinces of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 11.2.

11.15                                                                 Compensation and Indemnity

(a)                                  The Trust shall pay to the Indenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Indenture Trustee, and shall pay or reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Indenture Trustee under this Indenture shall be finally and fully performed. The Indenture Trustee’s compensation shall not be limited by any law on compensation of a Indenture Trustee of an express trust.

(b)                                 The Trust hereby indemnifies and saves harmless the Indenture Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or bad faith of the Indenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Indenture Trustee. The Indenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Indenture Trustee shall co-operate in the defence. The Indenture Trustee may have separate Counsel and the Trust shall pay the reasonable fees and expenses of such Counsel. The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Indenture Trustee or the discharge of this Indenture.

(c)                                  The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Indenture Trustee through gross negligence or bad faith.

11.16                                                                 Acceptance of Trust

The Indenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debtholders, subject to all the terms and conditions herein set forth.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1                                                                        Supplemental Indentures

Subject to the provisions of this Indenture, from time to time the Indenture Trustee and, when authorized by Board Resolution, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers, Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(a)                                  establishing the terms of any series of Debt Securities and the forms and denominations in which they may be issued as provided in Article 2;

(b)                                 adding to the covenants of the Trust herein contained for the protection of the Debtholders, or of the Debt Securities of any series, or providing for events of default, in addition to those herein specified;

(c)                                  making such amendments not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debt Securities which do not affect the substance thereof and which in the opinion of the Indenture Trustee relying on an opinion of Counsel will not be Maturity prejudicial to the interests of the Debtholders;

(d)                                 rectifying typographical, clerical or other manifest errors contained in this Indenture or any Supplemental Indenture, or making any modification to this Indenture or any Supplemental Indenture which, in the opinion of Counsel, is of a formal, minor or technical nature and that are not materially prejudicial to the interests of the holders of any series of Debt Securities;

(e)                                  evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(f)                                    giving effect to any Extraordinary Resolution passed as provided in Article 9;

(g)                                 modifying, amending or eliminating any of the terms of the Indenture, provided, that no such modification, amendment or elimination will be effective with respect to any Debt Securities which are outstanding at the time of such modification, amendment or elimination; and

(h)                                 for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Indenture Trustee (relying on an opinion of Counsel) the rights of neither the Debtholders nor the Indenture Trustee are materially prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Debtholders or the holders of a particular series of Debt Securities, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debtholders or the holders of a particular series of Debt Securities, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture.

ARTICLE 13
NOTICES

13.1                                                                        Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust c/o Baytex at: 2200, 205 – 5th Avenue SW, Calgary, Alberta, T2P 2V7, Attention: General Counsel, and a copy delivered to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Shannon M. Gangl, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trust may from time to time notify the Indenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

13.2                                                                        Notice to Debtholders

All notices to be given hereunder with respect to the Debt Securities shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debtholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debtholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Indenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debtholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debt Security may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debt Security.

13.3                                                                        Notice to Indenture Trustee

Any notice to the Indenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Indenture Trustee at its principal office in the City of Calgary, at 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

13.4                                                                        Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Indenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.3.

ARTICLE 14
GUARANTEE

14.1                                                                        Application

The provisions of this guarantee shall apply to each Restricted Subsidiary that is required to issue a Guarantee of the Debt Securities pursuant to Section 6.16 and shall not apply in any other circumstance. A Restricted Subsidiary that is required pursuant to Section 6.16 to issue a Guarantee in form and substance substantially similar to the guarantee set forth in this Article 14 may elect to be bound by this guarantee in  Article 14 by executing a Supplemental Indenture.

14.2                                                                        Guarantees

(a)                                  Each Guarantor hereby, jointly and severally, fully, absolutely, unconditionally and irrevocably guarantees, to each holder of a Debt Security, and to the Indenture Trustee in its individual capacity and on behalf of each Debtholder, the punctual payment and performance when due of all Indenture Obligations which, for purposes of its Guarantee, shall also be deemed to include all commissions, fees, charges, costs and other expenses (including reasonable legal fees and disbursements of counsel) arising out of or incurred by the Indenture Trustee or the Debtholders in connection with the enforcement of any Guarantee and agrees to indemnify and hold harmless each Debtholder and the Indenture Trustee from all losses, damages, costs, expenses and liabilities suffered or incurred by the Debtholders and the Indenture Trustee resulting or arising from or relating to any failure by the Trust to unconditionally and irrevocably pay in full or fully perform the Indenture Obligations as and when due provided that the amount of such indemnification shall not exceed the amount of such Indenture Obligations as described in the preceding sentence.  Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Indenture Obligations and would be owed by the Trust to such Debtholder or the Indenture Trustee under the Debt Securities or this Indenture but for the fact that they are unenforceable, reduced, limited, suspended or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Trust.

(b)           Each Guarantor and, by its acceptance hereof, each Debtholder hereby confirms that it is the intention of all such parties that the guarantee by such Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Fraudulent Conveyances Act (Alberta) or other Canadian or United States federal, provincial or state law or the provisions of its local law relating to fraudulent transfer or conveyance.  To effectuate the foregoing intention, the Debtholders and each Guarantor hereby irrevocably agree that the obligations of such Guarantor under its Guarantee shall be limited to the maximum amount as shall, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to paragraph (c) of this Section 14.2, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under any such federal, provincial or state law.

(c)           In order to provide for just and equitable contribution among the Guarantors, the Guarantors agree, inter se, that in the event any payment or distribution is made by any Guarantor (a “Funding Guarantor”) under its Guarantee, such Funding Guarantor shall be entitled to a contribution from each other Guarantor (if any) in a pro rata amount based on the Adjusted Net Assets of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by the Funding Guarantor in discharging the Indenture Obligations of the Trust or any other Guarantor’s obligations with respect to its Guarantee. “Adjusted Net Assets” of such Guarantor at any date shall mean the lesser of:

(i)            the amount by which the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Guarantee of such Guarantor at such date; and

(ii)           the amount by which the present fair salable value of the assets of such Guarantor at such date exceeds the amount that shall be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), excluding debt in respect of the Guarantee, as they become absolute and matured.

14.3                        Guarantee Absolute

Each Guarantor guarantees that the Debt Securities shall be paid or performed strictly in accordance with the terms of the Debt Securities and this Indenture, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Debtholder with respect thereto.  The obligations of each Guarantor under its Guarantee are independent of the obligations of the Trust under the Debt Securities and this Indenture, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce its Guarantee, irrespective of whether any action is brought against the Trust or any other Guarantor or whether the Trust or any other Guarantor is joined in any such action or actions.  The liability of each Guarantor under its Guarantee shall be absolute and unconditional and the liability and obligations of such Guarantor hereunder shall not be released, discharged, mitigated, waived, impaired or affected in whole or in part by:

(a)           any lack of validity or enforceability of this Indenture or the Debt Securities with respect to the Trust or any Guarantor or any agreement or instrument relating thereto;

(b)           any change in the time, manner or place of payment of, or in any other term of, all or any of the Indenture Obligations, or any other amendment or waiver of or any consent to departure from this Indenture, including any increase in the Indenture Obligations resulting from the extension of additional credit to the Trust or otherwise;

(c)           the failure to give notice to the Guarantor of the occurrence of a Default under the provisions of this Indenture or the Debt Securities;

(d)           any taking, release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Indenture Obligations;

(e)           any failure, omission, delay by or inability on the part of the Indenture Trustee or the Debtholders to assert or exercise any right, power or remedy conferred on the Indenture Trustee or the Debtholders in this Indenture or the Debt Securities;

(f)            any change in the corporate structure, or termination, dissolution, amalgamation, consolidation or merger of the Trust or any Guarantor with or into any other Person, the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of the Trust or any Guarantor, the marshalling of the assets and liabilities of the Trust or any Guarantor, the receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with the creditors, or readjustment of, or other similar proceedings affecting the Trust or any Guarantor, or any of the assets of any of them;

(g)           the assignment of any right, title or interest of the Indenture Trustee or any Debtholder in this Indenture or the Debt Securities to any other Person; or

(h)           any other event or circumstance (including any statute of limitations), whether foreseen or unforeseen and whether similar or dissimilar to any of the foregoing, that might otherwise constitute a defense available to, or a discharge of, the Trust or a Guarantor, other than payment in full of the Indenture Obligations; it being the intent of each Guarantor that its obligations hereunder shall not be discharged except by payment of all amounts owing pursuant to this Indenture or the Securities.

The Guarantee of each Guarantor shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Indenture Obligations is rescinded or must otherwise be returned by any Debtholder or the Indenture Trustee upon the insolvency, bankruptcy or reorganization of the Trust or otherwise, all as though such payment had not been made.  Each Guarantor further agrees, to the fullest extent that it may lawfully do so, that, as between such Guarantor, on the one hand, and the Debtholders and the Indenture Trustee, on the other hand: (i) the Maturity of the obligations guaranteed hereby may be accelerated as provided in Article 7 of this Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby; and (ii) in the event of any acceleration of such obligations as provided in Article 7 of this Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purpose of this Guarantee.

14.4                        Waivers

(a)           Each Guarantor hereby expressly waives (to the extent permitted by applicable law) notice of the acceptance of its Guarantee and notice of the existence, renewal, extension or the non performance, non payment, or non observance on the part of the Trust of any of the terms, covenants, conditions and provisions of this Indenture or the Securities or any other notice whatsoever to or upon the Trust or such Guarantor with respect to the Indenture Obligations.  Each Guarantor hereby acknowledges communication to it of the terms of this Indenture and the Securities and all of the provisions herein contained and consents to and approves the same.  Each Guarantor hereby expressly waives (to the extent permitted by law) diligence, presentment and protest.

(b)           Without prejudice to any of the rights or recourse which the Indenture Trustee or the Debtholders may have against the Trust, each Guarantor hereby expressly waives (to the extent permitted by law) any right to require the Indenture Trustee or the Debtholders to:

(i)            initiate or exhaust any rights, remedies or recourse against the Trust, any Guarantor or any other Person;

(ii)           value, realize upon, or dispose of any security of the Trust or any other Person held by the Indenture Trustee or the Debtholders; or

(iii)          initiate or exhaust any other remedy which the Indenture Trustee or the Debtholders may have in law or equity,

before requiring, becoming entitled to or demanding payment from such Guarantor under this Guarantee.

14.5                        Subrogation

Each Guarantor shall not exercise any rights that it may acquire by way of subrogation under this Guarantee, by any payment made hereunder or otherwise, until all the Indenture Obligations shall have been paid in full.  If any amount shall be paid to any Guarantor on account of any such subrogation rights at any time when all the Indenture Obligations shall not have been paid in full, such amount shall be held in trust for the benefit of the Debtholders and the Indenture Trustee and shall forthwith be paid to the Indenture Trustee, on behalf of the Debtholders, to be credited and applied to the Indenture Obligations, whether matured or unmatured.

14.6                        No Waiver; Remedies

No failure on the part of any Debtholder or the Indenture Trustee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

14.7                        Continuing Guarantee; No Right of Set-Off; Independent Obligation

(a)           This Guarantee is a continuing guarantee of the payment and performance of all Indenture Obligations and shall remain in full force and effect until the payment in full of all of the Indenture Obligations and all other amounts payable under this Guarantee and shall apply to and secure any ultimate balance due or remaining unpaid to the Indenture Trustee or the Debtholders under this Indenture or the Debt Securities; and this Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or from time to time of any sum of money for the time being due or remaining unpaid to the Indenture Trustee or the Debtholders.

(b)           Each Guarantor hereby guarantees that the Indenture Obligations shall be paid to the Indenture Trustee without set off or counterclaim or other reduction whatsoever (whether for taxes, withholding or otherwise) in lawful currency of Canada.

(c)           Each Guarantor guarantees that the Indenture Obligations shall be paid strictly in accordance with their terms regardless of any lack of validity or enforceability of any of such terms or the rights of the Debtholders with respect thereto.

(d)           Each Guarantor’s liability to pay or perform or cause the performance of the Indenture Obligations under this Guarantee shall arise forthwith after demand for payment or performance by the Indenture Trustee has been given to such Guarantor in the manner prescribed in this Indenture.

14.8                        Guarantors May Consolidate, Etc., on Certain Terms

(a)           Nothing contained in this Indenture or in any of the Debt Securities shall prevent any amalgamation, consolidation or merger of a Guarantor with or into the Trust or another Guarantor or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Trust or another Guarantor or pursuant to a SIFT Reorganization, which amalgamation, consolidation, merger, sale or conveyance is otherwise in accordance with the terms of this Indenture.

(b)           Other than as set forth in paragraph (a) of this Section, no Guarantor may amalgamate, consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person or convey, sell, assign, transfer, lease or otherwise dispose of its properties or assets substantially as an entirety to any other Person whether or not affiliated with such Guarantor unless:

(i)            subject to the provisions of Section 14.9, the Person formed by or surviving such consolidation or merger (if other than such Guarantor) or to which such properties and assets are transferred assumes all of the obligations of such Guarantor under this Indenture and its Guarantee, pursuant to a Supplemental Indenture in form and substance satisfactory to the Indenture Trustee and is a corporation, partnership, limited liability company or trust duly organized and validly existing under the laws of Canada or any province thereof or the United States, any state thereof, or the District of Columbia;

(ii)           immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(iii)          immediately after giving effect to such transaction, the Person formed by or surviving such amalgamation, consolidation or merger (if other than such Guarantor) or to which such properties and assets are transferred could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of Section 6.8.

14.9                        Releases

(a)           In the event of:

(i)            a conveyance, sale, assignment, transfer or other disposition of all of the Capital Stock of a Guarantor to any Person (by way of amalgamation, merger, consolidation or otherwise) or all or substantially all of the assets of a Subsidiary Guarantor to any Person (by way of amalgamation, merger, consolidation or otherwise);

(ii)           the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture;

(iii)          the release or discharge of the guarantee that resulted in the creation of the Guarantee pursuant to Section 6.16, except a discharge or release by or as a result of payment under such guarantee; or

(iv)          a release and discharge of the Guarantor’s Guarantee pursuant to Article 8 , then such Guarantor (or Person acquiring such assets in the event of a sale or other disposition of all of the assets of such Guarantor) shall be deemed automatically and unconditionally released from and discharged from all of its obligations under this Article 14 and its Guarantee without any further action required on the part of the Indenture Trustee or any Debtholder;

provided that, in the event such transaction constitutes an Asset Sale, the Net Cash Proceeds of such conveyance, sale, assignment, transfer or other disposition are applied in accordance with Section 6.11 hereof.

(b)           Any Guarantor that is designated by the Board of Directors as an Unrestricted Subsidiary, or ceases to be a Subsidiary of the Trust in accordance with the terms of this Indenture may, at such time, at the option of the Board of Directors, be released and relieved of its obligations under its Guarantee.

(c)           Concurrently with the defeasance of the Debt Securities under Section 8.6 hereof, or the release and discharge of this Indenture under Article 8 hereof, the Guarantors shall be released from all their obligations under their Guarantees under this Article 14.

(d)           The Trust shall deliver an appropriate instrument evidencing such release upon receipt of a Trust Request accompanied by an Officers’ Certificate certifying as to the compliance with this Section 14.9.  Any Guarantor not so released shall remain liable for the full amount of principal of and interest on the Securities as provided in its Guarantee.

14.10                      Severability

In case any provision of this Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

ARTICLE 15
EXECUTION AND FORMAL DATE

15.1                        Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

15.2                        Contracts of the Trust

The parties hereby acknowledge that in addition to entering into this Indenture on its own behalf, Baytex is entering into this Indenture on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Baytex or any of the registered or beneficial unitholders of the Trust, or any annuitant under a plan of which a unitholder of the Trust acts as Indenture Trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such Persons or the private property of any such Persons. Any recourse against the Trust or any of the aforementioned Persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Trusts, as defined in the Trust Indenture.

15.3                        Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of the 26th day of August, 2009 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BAYTEX ENERGY TRUST, by Baytex Energy Ltd.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

BAYTEX ENERGY LTD.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

BAYTEX OIL & GAS LTD.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

BAYTEX ENERGY PARTNERSHIP by its managing partner BAYTEX ENERGY LTD.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

BAYTEX MARKETING LTD.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

BAYTEX ENERGY USA LTD.

By:	(signed) “Derek Aylesworth”

By:	(signed) “Anthony W. Marino”

VALIANT TRUST COMPANY

By:	(signed) “Bonnie Steedman”

By:	(signed) “June Lam”

SCHEDULE “A”

THIS DEBT SECURITY IS A GLOBAL DEBT SECURITY WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBT SECURITY MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBT SECURITIES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBT SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBT SECURITY SHALL BE A GLOBAL DEBT SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”), BAYTEX ENERGY TRUST (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.  THIS CERTIFICATE IS ISSUED PURSUANT TO A BOOK ENTRY ONLY SECURITIES SERVICES AGREEMENT BETWEEN ISSUER AND CDS, AS SUCH AGREEMENT MAY BE REPLACED OR AMENDED FROM TIME TO TIME.

CUSIP 073176AB5

No. •	$150,000,000

BAYTEX ENERGY TRUST

(A trust governed by the laws of Alberta)

9.15% SERIES A SENIOR UNSECURED DEBENTURE
DUE AUGUST 26, 2016

BAYTEX ENERGY TRUST (the “Trust”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of August 26, 2009 (the “Indenture”) among the Trust, Valiant Trust Company (the “Debenture Trustee”) and Baytex Energy Ltd., Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd. (the “Guarantors”), promises to pay to the registered holder hereof on August 26, 2016 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of One Hundred and Fifty Million Dollars ($150,000,000) in lawful money of Canada on presentation and surrender of this Series A Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or in Toronto, Ontario, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 9.15% per annum, in like money, in arrears in equal semi-annual instalments on August 26 and February 26 in each year commencing on February 26, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity date) to fall due on the Maturity date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series A Debenture.

This Series A Debenture is one of the Series A Debentures of the Trust issued under the provisions of the Indenture. The Series A Debentures authorized for issue immediately are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Series A Debenture and other Debt Securities are or are to be issued and held and the rights and remedies of the holder of this Series A Debenture and other Debt Securities and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series A Debenture by acceptance hereof assents.

The Debt Securities are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debt Securities of any denomination may be exchanged for an equal aggregate principal amount of Debt Securities in any other authorized denomination or denominations.

This Series A Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein.

Upon the occurrence of a Change of Control of the Trust, the holders may require the Trust to repurchase such holder’s Debt Securities, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Debt Securities, plus accrued and unpaid interest, if any, to the date of purchase.

The indebtedness evidenced by this Series A Debenture, and by all other Debt Securities now or hereafter certified and delivered under the Indenture, is a direct senior unsecured obligation of the Trust.

The right is reserved to the Trust to purchase Debt Securities for cancellation in accordance with the provisions of the Indenture.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debt Securities outstanding thereunder (or in certain circumstances specific series of Debt Securities) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debt Securities outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Series A Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Series A Debenture.

This Series A Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Series A Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Series A Debenture for cancellation. Thereupon a new Series A Debenture or Series A Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series A Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

This Series A Debenture and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of Alberta.

Capitalized words or expressions used in this Series A Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF BAYTEX ENERGY TRUST has caused this Series A Debenture to be signed by its authorized representatives as of the 26th day of August 2009.

BAYTEX ENERGY TRUST, by Baytex Energy Ltd.

By:

By:

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Series A Debenture is one of the 9.15% series A senior unsecured debentures due August 26, 2016 referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                       , whose address and social insurance number, if applicable, are set forth below, this Series A Debenture (or $                                 principal amount hereof*) of BAYTEX ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Series A Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Series A Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Series A Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Series A Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Series A Debenture is transferable only in its entirety) to be transferred.

1.                                       The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series A Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.                                       The registered holder of this Series A Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series A Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL SERIES A DEBENTURE

BAYTEX ENERGY TRUST

9.15% SERIES A SENIOR UNSECURED DEBENTURES

DUE AUGUST 26, 2016

Initial Principal Amount: $150,000,000	CUSIP: 073176AB5

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization